UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer 0

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on March 31, 2026, presented on comparative basis.

Condensed Interim Financial Statements

For the three-month period ended on March 31, 2026, presented on comparative basis in homogeneous currency.

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME4

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME6

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES18

3. SEGMENT REPORTING19

4. FAIR VALUES22

5. CASH AND DUE FROM BANKS24

6. RELATED PARTY TRANSACTIONS25

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. MUTUAL FUNDS31

11. ADDITIONAL INFORMATION REQUIRED BY THE B.C.R.A.31

12. FINANCIAL RISK FACTORS35

13. ECONOMIC CONTEXT ON GROUP´S OPERATIONS35

14. TURNOVER TAX36

15. REPURCHASE OF TREASURY SHARES37

16. STOCK OPTIONS PLAN38

17. FOREIGN TRADE FINANCE FACILITATION PROGRAM39

18. SUBSEQUENT EVENTS39

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS40

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED44

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING46

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING47

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT48

SCHEDULE F – INVESTMENT PROPERTIES49

SCHEDULE G - INTANGIBLE ASSETS50

SCHEDULE H – CONCENTRATION OF DEPOSITS51

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS52

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY53

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES54

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION60

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME61

EARNING PER SHARE62

SEPARATE INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME63

SEPARATE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY64

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW66

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION67

2. CASH AND DUE FROM BANKS71

3. FAIR VALUES72

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES74

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME75

6. COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES76

7. LOAN AND DEBT ESTIMATED TERMS78

8. CAPITAL STOCK79

9. FINANCIAL RISK FACTORS80

10. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS81

11. STOCK OPTIONS PLAN81

12. ECONOMIC CONTEXT ON GROUP´S OPERATIONS82

13. SUBSEQUENT EVENTS82

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES83

SCHEDULE G - INTANGIBLE ASSETS84

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY85

Consolidated Condensed Interim Financial Statements

For the three-month period ended on March 31, 2026, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 50 started on January 1st , 2025
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of March 31, 2026

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
380,933,642	B: Non endorsable, common shares of a nominal value	1	1	380,934	380,934
442,671,830				442,672	442,672

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2026 and December 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	03/31/2026	12/31/2025
Cash and due from banks	4 and 5	1,483,313,717	1,750,186,295
Cash		169,093,564	228,372,750
Financial institutions and correspondents		1,265,657,880	1,464,937,578
Argentine Central Bank		1,227,774,716	1,322,542,711
Other local and financial institutions		37,883,164	142,394,867
Others		48,562,273	56,875,967
Debt Securities at fair value through profit or loss	4, 7.1 and A	311,613,684	273,065,630
Derivatives	4 and 7.2	8,388,533	10,846,428
Reverse Repo transactions	4 and 7.3	9,741,993	4,002,322
Other financial assets	4, 7.4 and 5	51,131,647	65,633,875
Loans and other financing	4,7.5 and B	3,879,573,027	4,121,695,395
To the non-financial public sector		6,075,147	9,560,268
To the financial sector		503,175,705	363,408,788
To the Non-Financial Private Sector and Foreign residents		3,370,322,175	3,748,726,339
Other debt securities	4, 7.6 and A	913,980,825	900,009,796
Financial assets pledged as collateral	4 and 7.7	850,793,421	760,012,921
Investments in equity instruments	4 and A	5,551,457	6,244,715
Property, plant, and equipment	F	142,044,584	145,184,348
Investment property	F	100,002,968	101,330,709
Intangible assets	G	246,805,677	253,727,129
Deferred income tax assets		102,676,142	87,190,089
Other non-financial assets	7.8	49,173,546	48,105,198
TOTAL ASSETS		8,154,791,221	8,527,234,850

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION As of March 31, 2026 and December 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2026	12/31/2025
LIABILITIES
Deposits	4, 7.9 and H	5,340,418,133	5,602,226,610
Non-financial public sector		345,031,392	143,676,818
Financial sector		1,524,666	814,266
Non-financial private sector and foreign residents		4,993,862,075	5,457,735,526
Liabilities at fair value through profit or loss	4 and 7.10	10,207,088	759,430
Repo Transactions	4 and 7.15	547,174,682	430,558,460
Other financial liabilities	4 and 7.11	284,295,694	306,736,408
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.12	603,947,100	526,191,684
Unsubordinated debt securities	4 and 11.5	106,094,604	191,377,791
Current income tax liability		3,060,641	484,564
Provisions	7.13	14,348,150	15,202,440
Deferred income tax liabilities		2,232,308	-
Other non-financial liabilities	7.14	154,513,819	350,472,908
TOTAL LIABILITIES		7,066,292,219	7,424,010,295

SHAREHOLDERS' EQUITY
Capital stock		437,731	437,731
Paid in capital		798,014,597	798,014,597
Capital Adjustments		85,349,460	85,349,460
Own shares in portfolio		4,941	6,680
Comprehensive adjustment of shares in portfolio		3,257,145	4,404,166
Cost of treasury stock		(14,277,297)	(16,969,780)
Reserve		281,432,873	281,965,212
Retained earnings		(53,157,658)	12,030
Other comprehensive income		3,673,120	2,320,972
Net (loss) / income for the year		(17,060,679)	(53,169,688)
Shareholders' Equity attributable to owners of the parent company		1,087,674,233	1,102,371,380
Shareholders' Equity attributable to non-controlling interests		824,769	853,175
TOTAL SHAREHOLDERS' EQUITY		1,088,499,002	1,103,224,555
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,154,791,221	8,527,234,850

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2026	03/31/2025
Interest income	7.16	454,979,165	397,687,999
Interest expenses	7.17	(242,355,884)	(200,939,419)
Net interest income		212,623,281	196,748,580
Service fee income	7.20	66,636,018	76,303,831
Service fee expenses	7.21	(14,923,279)	(16,024,880)
Income from insurance activities	9	8,798,184	11,217,805
Net Service Fee Income		60,510,923	71,496,756
Subtotal		273,134,204	268,245,336
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	3,168,616	30,715,178
Result from derecognition of assets measured at amortized cost	7.19	593,831	5,215,715
Exchange rate difference on gold and foreign currency		38,270,599	(57,087)
Subtotal		42,033,046	35,873,806
Other operating income	7.22	18,768,341	15,825,629
Result from exposure to changes in the purchasing power of the currency		(41,607,988)	(55,524,479)
Loan loss provisions		(67,613,162)	(42,195,988)
Net operating income		224,714,441	222,224,304
Personnel expenses	7.23	(111,173,033)	(90,122,758)
Administration expenses	7.24	(59,105,205)	(54,856,785)
Depreciations and impairment of non-financial assets	7.25	(22,200,797)	(18,923,428)
Other operating expenses	7.26	(54,588,999)	(44,815,901)
Operating (loss) / income		(22,353,593)	13,505,432
Income before taxes from continuing operations		(22,353,593)	13,505,432
Income tax		5,262,804	(2,163,656)
Net (loss) /income for the period		(17,090,789)	11,341,776
Net (loss) /income for the period attributable to owners of the parent company		(17,060,679)	10,526,043
Net (loss) /income for the period attributable to non-controlling interests		(30,110)	815,733

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For three-month period on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	03/31/2025

NUMERATOR
Net income for the period attributable to owners of the parent company	(17,060,679)	10,526,043
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	(17,060,679)	10,526,043

DENOMINATOR
Weighted average of ordinary shares	437,731	437,731
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Net income for the year attributable to owners of the parent company	437,731	437,731

Basic Income per share	(38,98)	24,05
Diluted Income per share	(38,98)	24,05

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

As of March 31, 2026, 3,043 are excluded from the calculation because they have an antidilutive effect.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	03/31/2025
Net (loss) / income for the period	(17,090,789)	11,341,776
Components of Other Comprehensive Income not to be reclassified to profit or loss
Loss from equity instruments at fair value through other comprehensive income	67,596	(84,136)
Income for the period from equity instrument at fair value through other comprehensive income	103,994	(129,440)
Income tax	(36,398)	45,304
Total Other Comprehensive Income not to be reclassified to profit or loss	67,596	(84,136)
Foreign currency translation differences for the financial statements	(349,115)	447,338
Foreign currency translation differences for the period	(349,115)	447,338
Income / (Loss) from financial instrument at fair value through changes in other comprehensive income	1,635,371	(2,693,279)
Income / (Loss) for the period from financial instrument at fair value through other comprehensive income	2,509,973	(4,161,401)
Income tax	(874,602)	1,468,122
Total Other Comprehensive Income / (Loss) to be reclassified to profit or loss	1,286,256	(2,245,941)
Total Other Comprehensive Income / (Loss)	1,353,852	(2,330,077)
Other comprehensive income/ (loss) attributable to owners of the parent company	1,352,148	(2,327,158)
Other comprehensive income/ (loss) attributable to non-controlling interests	1,704	(2,919)
Total Comprehensive Income	(15,736,937)	9,011,699
Comprehensive (loss)/ income attributable to owners of the parent company	(15,708,531)	8,198,885
Other comprehensive (loss)/ income attributable to non-controlling interests	(28,406)	812,814

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury Shares (1)	Inflation adjustment of treasury shares (1)	Cost of of treasury shares	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
									Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2025	437,731	85,349,460	798,014,597	6,680	4,404,166	(16,969,780)	26,656,621	255,308,591	2,096,794	7,382,773	(7,158,595)	(53,157,658)	1,102,371,380	853,175	1,103,224,555
Share-based payments	-	-	-		-	-	-	1,011,384	-	-	-	-	1,011,384	-	1,011,384
Expitarion of treasury shares	-	-	-	(1,739)	(1,147,021)	2,692,483	-	(1,543,723)	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	(17,060,679)	(17,060,679)	(30,110)	(17,090,789)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(349,115)	1,701,263		1,352,148	1,704	1,353,852
Balance on March 31, 2026	437,731	85,349,460	798,014,597	4,941	3,257,145	(14,277,297)	26,656,621	254,776,252	2,096,794	7,033,658	(5,457,332)	(70,218,337)	1,087,674,233	824,769	1,088,499,002

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

(1)	See Note 15 of these condensed interim consolidated financial statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
									Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	85,349,460	798,014,597	18,991	12,519,968	(30,474,744)	17,660,103	116,617,891	2,009,895	3,434,222	(1,184,559)	179,902,746	1,184,306,301	1,567,489	1,185,873,790
Other movements	-	-	-	-	-	-	-	-	-	-	(121,353)	121,353	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	10,526,043	10,526,043	815,733	11,341,776
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	447,338	(2,774,496)		(2,327,158)	(2,919)	(2,330,077)
Balance on Marzo 31, 2025	437,731	85,349,460	798,014,597	18,991	12,519,968	(30,474,744)	17,660,103	116,617,891	2,009,895	3,881,560	(4,080,408)	190,550,142	1,192,505,186	2,380,303	1,194,885,489

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	03/31/2025
CASH FLOW FROM OPERATING ACTIVITIES

Net (loss) / income for the period before income tax	(22,353,593)	13,505,432

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	22,200,797	18,923,428
Uncollectibility charge	67,613,162	42,195,988
Other adjustments
Exchange rate difference on gold and foreign currency	(38,270,599)	57,087
Interests from loans and other financing	(454,979,165)	(397,687,999)
Interests from deposits and financing received	242,355,884	200,939,419
Net income from financial instruments at fair value through profit or loss	(3,168,616)	(30,715,178)
Result from derecognition of financial assets measured at amortized cost	(593,831)	(5,215,715)
Result from exposure to changes in the purchasing power of the currency	41,607,988	55,524,479
Fair value measurement of investment properties	-	-
Interest on liabilities for financial leases	1,007,051	1,102,136
Allowances reversed	(4,382,827)	(2,301,883)
Share-based payments	1,011,384	-

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(57,543,592)	87,521,288
Derivatives	2,457,895	1,631,498
Repo transactions	(5,739,671)	(4,047,358)
Loans and other financing
To the non-financial public sector	3,485,121	(1,766,884)
To the other financial entities	(139,766,917)	17,346,884
To the non-financial sector and foreign residents (*)	770,152,994	284,323,933
Other debt securities	(13,971,029)	(540,240,175)
Financial assets pledged as collateral	(90,780,500)	104,059,221
Investments in Equity Instruments	693,258	(3,978,023)
Other assets (*)	32,860,003	(25,748,166)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	201,354,574	(32,128,256)
Financial sector	710,400	41,735
Private non-financial sector and foreign residents	(704,602,610)	188,765,217
Liabilities at fair value through profit or loss	9,447,658	3,629,583
Derivatives	-	(2,461,248)
Repo Transactions	116,616,222	(7,352,305)
Other liabilities (*)	(219,280,204)	(24,498,985)
Income Tax paid	(6,325,864)	(5,050,052)

NET CASH (USED IN) / PROVIDED BY OPERATING ACTIVITIES (A)	(248,184,627)	(63,624,899)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets, and other assets	(8,700,866)	(9,437,376)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	03/31/2025
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets, and other assets	1,266,141	62,128

NET CASH USED IN INVESTING ACTIVITIES (B)	(7,434,725)	(9,375,248)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(3,865,760)	(3,255,693)
Unsubordinated debt securities	(88,005,518)	(2,783,530)
Financing received from Argentine Financial Institutions	(8,769,374,701)	(510,483,955)

Collections:
Unsubordinated debt securities	1,095,606	217,176,394
Financing received from Argentine Financial Institutions	8,847,130,117	549,011,521

NET CASH USED IN FINANCING ACTIVITIES (C)	(13,020,256)	249,664,737

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	152,917,992	19,291,317

RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(166,311,038)	(74,872,882)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	(282,032,654)	121,083,025
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (NOTE 5)	1,902,358,435	1,098,113,800
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 5)	1,620,325,781	1,219,196,825

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

(*) In the items "Loans and other financing - Non-Financial Private Sector and Foreign Residents", "Other Assets" and "Other Liabilities" as of 31 March 2026, 2,884,820 leased property usage rights were eliminated, relating to non-monetary transactions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A. U. F. e I., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. (in liquidation), Supervielle Agente de Negociación S.A.U., IOL Holding S.A. and IOL Agente de Valores S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to B.C.R.A. regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on May 6, 2026.

1.1.	Preparation basis

These interim condensed consolidated financial statements have been prepared in accordance with: (i) the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34) and (ii) the accounting framework established by the Central Bank of Argentina (BCRA), which is based on IFRS Accounting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector.

Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 10,957 million and 12,206 million would have been recorded in the Group's equity as of March 31, 2026 and December 31 2025, respectively.

●	exception to the provisions of Communication "A" 7014 dated May 14, 2020, where the B.C.R.A. established that Public Sector debt instruments that financial institutions received in exchange from others should be recognized initially at the book value as at the date of such exchange hold the instruments delivered, without analyzing whether or not the accounts established by IFRS 9 or eventually recognize the new instrument received to their market value as set out in that IFRS.

If IFRS 9 had been applied to the matters mentioned, the Group's equity would have recorded a net reduction in income tax of 8,716 million and 11,839 million as of March 31, 2026 and December 31 2025, respectively.

In accordance with IAS 34, interim financial information includes an explanation of the events and transactions, occurring since the end of the last annual reporting period, that are significant for understanding the changes in the Group's financial position, financial performance and cash flows, with the aim of updating the information corresponding to the latest financial statements for the annual period ended December 31, 2025 (hereinafter "annual financial statements"). For these reasons, these interim condensed consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, and therefore, for a proper understanding of the information included therein, they should be read in conjunction with the annual financial statements.

The Group's Management has concluded that these financial statements fairly present the financial position, financial performance, and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated interim condensed financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st, 2002. Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law No. 27.468 (O.B. 04/12/2018) amended Article 10 of Law No. 23.928 and its amendments, by providing that the repeal of all laws or regulations establishing or authorize indexation by price, currency update, cost variation or any other form of refunding of debts, taxes, prices or tariffs for goods, works or services, does not include the financial statements, to which Article 62 shall continue to apply at the end of of the General Law on Companies No. 19.550 (T.O. 1984) and its amendments.

The aforementioned body of law also provided for the repeal of Decree No 1269/2002 of July 16, 2002, and its amendments and delegated to the National Executive Branch (PEN), through its date on which the provisions referred to above took effect in respect of the financial statements submitted to them. Therefore, the B.C.R.A., dated February 22, 2019, issued Communication "A" 6651 through which it provided that as of 1 January 2020, the financial statements are drawn up in constant currency. Therefore, the present consolidated financial as of  March 31, 2026 have been restated.

1.1.3Comparative information

The balances for the period ended December 31, 2025, and the three months period ended March 31, 2025 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period. Certain amounts in these financial statements have been reclassified to present the information in accordance with the standards in effect as of March 31, 2026.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2025 and March 31, 2025 to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The changes made during the period ended March 31, 2026 are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the period ended March 31, 2026:

(a)	Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

These amendments clarify the recognition and derecognition requirements for certain financial assets and liabilities, with a new exception for some liabilities settled through an electronic cash transfer system; they also clarify and add guidance for assessing whether a financial asset meets the criteria for generating only principal and interest payments (SPPI); they add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to achieving environmental, social, and governance (ESG) objectives); and they update the disclosures for equity instruments designated at fair value through other comprehensive income. The amendments were effective for fiscal years beginning on or after January 1, 2026, and no significant impacts have occurred.

The changes that have not entered into force as of March 31, 2026:

(a) IFRS 18: Presentation and Disclosure in Financial Statements

This new standard focuses on the presentation of the statement of profit or loss. The key new concepts introduced by IFRS 18 relate to: the structure of the statement of profit or loss; disclosure requirements in the financial statements for certain performance measures reported outside an entity's financial statements (i.e., performance measures defined by management); and improvements to the principles of grouping and disaggregating items in the primary financial statements and in the notes to the financial statements in general. It will be effective for annual periods beginning on or after January 2027. Early application is permitted. Its impact on the Group's financial statements is being assessed.

(b) IFRS 19: Non-Publicly Responsible Subsidiaries – Disclosures

This voluntary standard allows eligible subsidiaries to replace the disclosures required by each specific IFRS with reduced disclosures that it establishes. It seeks to balance the information needs of users of these entities' financial statements while saving costs for preparers. A subsidiary will be eligible if: it has no public accountability; and its parent company presents consolidated financial statements for public use that comply with IFRS Standards. It will be effective for annual periods beginning in January 2027. Early adoption is permitted.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.2.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for measuring ECL, compared to those reported in the financial statements as of December 31, 2025.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The amount of financial assets included in the attached table represents the maximum exposure to credit risk of those assets, including unused overdraft facilities and unused credit card balances:

Loan Type	March 31, 2026			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory notes	792,277,213	25,715,210	16,607,351	834,599,774
Unsecured corporate loans	408,752,884	27,264,579	43,401,064	479,418,527
Overdrafts	436,691,574	20,361,296	17,674,002	474,726,872
Mortgage loans	288,904,052	104,845,905	6,831,986	400,581,943
Automobile and other secured loans	222,863,994	27,247,032	28,021,046	278,132,072
Personal loans	195,875,545	242,490,829	55,626,334	493,992,708
Credit cards	793,713,833	212,821,848	38,826,711	1,045,362,392
Foreign Trade Loans	778,397,341	32,619,031	18,961,306,00	829,977,678
Other financing	301,886,705	8,163,532	1,837,206,00	311,887,443
Other receivables from financial transactions	6,938,536	548,607	40,612	7,527,755
Receivables from financial leases	112,894,775	3,178,435	5,536,552	121,609,762
Total	4,339,196,452	705,256,304	233,364,170	5,277,816,926

1.2.2 Credit risk provision

Allowances for loan losses recognized in the period/year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period/year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the period/year, as well as write-offs for withdrawn financial instruments;

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the period/year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL because of changes in models and assumptions;
●	Impact resulting from time elapsing because of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the period/year and application of provisions related to assets withdrawn from the balance sheet during the period/year.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the period/year due to the factors indicated below as of March 31, 2026 and December 31, 2025:

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Allowances for loan losses as of 12/31/2025	46,820,423	60,050,869	152,563,755	259,435,047
Transfers:
From Stage 1 to Stage 2	(7,809,909)	24,880,229	-	17,070,320
From Stage 1 to Stage 3	(920,441)	-	7,461,950	6,541,509
From Stage 2 to Stage 3	-	(13,931,800)	34,153,580	20,221,780
From Stage 2 to Stage 1	3,022,179	(7,769,900)	-	(4,747,721)
From Stage 3 to Stage 2	-	912,792	(3,782,132)	(2,869,340)
From Stage 3 to Stage 1	61,847	-	(2,169,067)	(2,107,220)
Additions	6,315,805	-	-	6,315,805
Collections	(11,298,872)	(12,909,978)	(7,683,727)	(31,892,577)
Accruals	1,030,454	8,495,295	46,807,376	56,333,125
Withdrawn financial assets	(331,476)	(959,085)	(51,823,642)	(53,114,203)
Portfolio sale	-	-	-	-
Exchange Differences and Others	107,584	65,519	153,334	326,437
Result from exposure to changes in the purchasing power of money	(4,029,058)	(5,150,757)	(11,529,860)	(20,709,675)
Allowances for loan losses as of 03/31/2026	32,968,536	53,683,184	164,151,567	250,803,287

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Allowances for loan losses as of 12/31/2024	31,658,662	19,318,165	25,902,463	76,879,290
Transfers:
From Stage 1 to Stage 2	(3,141,798)	21,934,178	-	18,792,380
From Stage 1 to Stage 3	(584,081)	-	23,494,329	22,910,248
From Stage 2 to Stage 3	-	(437,677)	4,674,825	4,237,148
From Stage 2 to Stage 1	1,366,716	(2,742,176)	-	(1,375,460)
From Stage 3 to Stage 2	-	30,224	(554,270)	(524,046)
From Stage 3 to Stage 1	6,421	-	(457,206)	(450,785)
Additions	27,756,127	-	-	27,756,127
Collections	(10,207,820)	(7,485,495)	(14,651,322)	(32,344,637)
Interest accruals	8,046,970	33,900,493	178,006,790	219,954,253
Write Offs	(845,527)	(1,126,746)	(58,613,925)	(60,586,198)
Portfolio sale	-	-	(3,529,992)	(3,529,992)
Exchange Differences and Others	293,893	1,215,597	249,595	1,759,085
Result from exposure to changes in the purchasing power of money	(7,529,140)	(4,555,694)	(1,957,532)	(14,042,366)
Allowances for loan losses as of 12/31/2025	46,820,423	60,050,869	152,563,755	259,435,047

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2025	4,118,667,804	288,291,717	206,397,473	4,613,356,994
Transfers:
From Stage 1 to Stage 2	(364,243,780)	364,243,780	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2025	4,118,667,804	288,291,717	206,397,473	4,613,356,994
From Stage 1 to Stage 3	(10,831,507)	-	10,831,507	-
From Stage 2 to Stage 3	-	(44,462,413)	44,462,413	-
From Stage 2 to Stage 1	143,052,532	(143,052,532)	-	-
From Stage 3 to Stage 2	-	5,276,064	(5,276,064)	-
From Stage 3 to Stage 1	2,984,283	-	(2,984,283)	-
Additions	1,517,590,526	-	-	1,517,590,526
Collections	(1,685,600,835)	(50,214,197)	(20,938,786)	(1,756,753,818)
Interest accruals	122,684,779	196,428,282	68,336,511	387,449,572
Withdrawn financial assets	(331,476)	(959,085)	(51,823,642)	(53,114,203)
Portfolio sale	-	-	-	-
Exchange Differences and Others	38,823,468	490,617	533,482	39,847,567
Result from exposure to changes in the purchasing power of money	(357,275,411)	(24,842,561)	(16,174,441)	(398,292,413)
Assets Before Allowances as of 03/31/2026	3,525,520,383	591,199,672	233,364,170	4,350,084,225

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2024	3,428,478,659	111,090,419	41,737,576	3,581,306,654
Transfers:
From Stage 1 to Stage 2	(119,520,601)	119,520,601	-	-
From Stage 1 to Stage 3	(28,003,646)	-	28,003,646	-
From Stage 2 to Stage 3	-	(4,188,924)	4,188,924	-
From Stage 2 to Stage 1	25,684,339	(25,684,339)	-	-
From Stage 3 to Stage 2	-	650,100	(650,100)	-
From Stage 3 to Stage 1	1,093,162	-	(1,093,162)	-
Additions	2,893,404,867	-	-	2,893,404,867
Collections	(1,593,147,340)	(35,815,691)	(16,949,295)	(1,645,912,326)
Interest accruals	153,788,341	145,559,840	216,892,304	516,240,485
Withdrawn financial assets	(845,527)	(1,126,746)	(58,613,925)	(60,586,198)
Sale of portfolio	-	-	(3,529,992)	(3,529,992)
Exchange Differences and Others	180,596,378	4,851,486	2,166,697	187,614,561
Result from exposure to changes in the purchasing power of money	(822,860,828)	(26,565,029)	(5,755,200)	(855,181,057)
Assets Before Allowances as of 12/31/2025	4,118,667,804	288,291,717	206,397,473	4,613,356,994

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of March 31, 2026 and December 31, 2025:

	As of March 31, 2026			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	792,277,213	25,715,210	16,607,351	834,599,774
Unsecured corporate loans	408,752,884	27,264,579	43,401,064	479,418,527
Overdrafts	203,799,064	14,625,280	17,674,002	236,098,346
Mortgage loans	288,904,052	104,845,905	6,831,986	400,581,943
Automobile and other secured loans	222,863,994	27,247,032	28,021,046	278,132,072
Personal loans	195,875,545	242,490,829	55,626,334	493,992,708
Credit card loans	212,930,274	104,501,232	38,826,711	356,258,217
Foreign Trade Loans	778,397,341	32,619,031	18,961,306,00	829,977,678
Other financings	301,886,705	8,163,532	1,837,206,00	311,887,443
Other receivables from financial transactions	6,938,536	548,607	40,612	7,527,755
Receivables from financial leases	112,894,775	3,178,435	5,536,552	121,609,762
Subtotal	3,525,520,383	591,199,672	233,364,170	4,350,084,225
Allowances for loan losses	(32,968,536)	(53,683,184)	(164,151,567)	(250,803,287)
Total	3,492,551,847	537,516,488	69,212,603	4,099,280,938

	As of December 31, 2025			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	737,431,836	8,708,611	14,597,977	760,738,424
Unsecured corporate loans	418,737,922	19,908,766	31,946,317	470,593,005

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	As of December 31, 2025			Total
	Overdrafts	399,992,426	6,681,081		14,776,349	421,449,856
Mortgage loans	392,221,500	7,989,497	6,548,100	406,759,097
Automobile and other secured loans	235,903,972	40,962,057	31,438,870	308,304,899
Personal loans	359,454,438	121,139,774	57,341,525	537,935,737
Credit card loans	307,544,773	67,111,144	34,031,768	408,687,685
Foreign Trade Loans	817,400,128	10,663,291	9,570,970	837,634,389
Other financings	324,369,620	1,422,070	1,707,637	327,499,327
Other receivables from financial transactions	12,758,224	846,438	19,242	13,623,904
Receivables from financial leases	112,852,965	2,858,988	4,418,718	120,130,671
Subtotal	4,118,667,804	288,291,717	206,397,473	4,613,356,994
Allowances for loan losses	(46,820,423)	(60,050,869)	(152,563,755)	(259,435,047)
Total	4,071,847,381	228,240,848	53,833,718	4,353,921,947

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure. or rights. to variable returns from its involvement with the subsidiary. and (iii) can use its power over the subsidiary to affect the amount of the investor´s returns. The existence and the effect of the substantive rights. including substantive rights of potential vote. are considered when evaluating whether the Group has power over the other entity. For a right to be substantive. the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity. even when it has fewer voting powers than those required for the majority.

Accordingly. the protecting rights of other investors. as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				03/31/2026		12/31/2025
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.BA., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.AB.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U. F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Avda. Gral. San Martín 731, 1st floor - Mendoza – Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.AB.A., Argentina	Financial Broker	-	100.00%	-	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.AB.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
IOL Agente de Valores S.A.	Controlled	Gral Dr. Arturo J Baliñas 1145 6th floor. Montevideo, Uruguay	Financial Company	-	100.00%	-	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				03/31/2026		12/31/2025
				Direct	Direct and Indirect	Direct	Direct and Indirect
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.AB.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U. (in liquidation)	Controlled	San Martin 344, 16th floor, C.AB.A., Argentina	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)  Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 31/03/26 and 31/12/25.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated condensed interim financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has exercised judgment in identifying indicators of impairment for property, plant and equipment and amortizable intangible assets. The Group has not identified any indications of impairment for any of the periods/years presented in the consolidated condensed interim financial statements, and therefore no recoverable amount has been estimated.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings.

Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Actual results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

(e)	Share-based payments

Estimating the fair value of share-based payments requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate assumptions for the valuation model, including the remaining life of the share option, volatility, and share performance.

For measuring the fair value of share-based payments at the grant date, the Group uses the Black & Sholes model. The carrying amount, assumptions, and models used to estimate the fair value of share-based payment transactions are disclosed in Note 26.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Superville’s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 5,500,000
-	“Small and Medium Size Companies", companies that record annual sales of over 5,500,000 up to 25,000,000
●	Corporate Baking Segment:
-	Medium and Big Companies that record annual sales over 25,000,000 up to 34,000,000
-	Big Companies that record annual sales of over 34,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury: This segment oversees the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and wholesale non-financial sector clients.
d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U. and non-financial products through Espacio Cordial Servicios S.A.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses, and results from transfers between operating segments are removed from the consolidation.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

During the current period, changes have been made to the basis for allocating the cost of capital to the Bank's various segments. The comparative information presented in this note has been adjusted for comparability purposes.

The following chart includes information by segment as of March 31, 2026, December 31, 2025 and March 31, 2025, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03/31/2026
Interest income	232,798,570	113,040,158	102,878,263	770,428	4,172,989	1,318,757	454,979,165
Interest expenses	(58,938,027)	(40,598,693)	(139,731,684)	(216,331)	(3,032,495)	161,346	(242,355,884)
Distribution of results by Treasury	(64,540,354)	(44,737,475)	109,277,829	-	-	-	-
Net interest income	109,320,189	27,703,990	72,424,408	554,097	1,140,494	1,480,103	212,623,281
Services Fee Income	38,362,281	6,291,872	2,410,270	-	20,889,904	(1,318,309)	66,636,018
Services Fee Expenses	(10,624,645)	(899,048)	(1,844,804)	-	(1,651,945)	97,163	(14,923,279)
Income from insurance activities	-	-	-	7,559,541	-	1,238,643	8,798,184
Net Service Fee Income	27,737,636	5,392,824	565,466	7,559,541	19,237,959	17,497	60,510,923
Subtotal	137,057,825	33,096,814	72,989,874	8,113,638	20,378,453	1,497,600	273,134,204
Net income from financial instruments at fair value through profit or loss	394,650	708,423	(10,729,422)	2,374,774	10,619,341	(199,150)	3,168,616
Income from withdrawal of assets rated at amortized cost	-	-	594,949	-	-	(1,118)	593,831
Exchange rate difference on gold and foreign currency	1,068,965	(1,482,178)	38,344,587	(1)	341,740	(2,514)	38,270,599
Subtotal	1,463,615	(773,755)	28,210,114	2,374,773	10,961,081	(202,782)	42,033,046
Result from exposure to changes in the purchasing power of the currency	(49,290)	-	(28,286,251)	(2,822,844)	(8,399,629)	(2,049,974)	(41,607,988)
Other operating income	13,198,020	2,765,530	396,979	50,178	4,103,753	(1,746,119)	18,768,341
Loan loss provisions	(62,632,650)	(4,180,551)	(803,703)	-	3,393	349	(67,613,162)
Net operating income	89,037,520	30,908,038	72,507,013	7,715,745	27,047,051	(2,500,926)	224,714,441
Personnel expenses	(82,720,724)	(12,940,833)	(5,006,707)	(1,499,464)	(7,355,574)	(1,649,731)	(111,173,033)
Administration expenses	(45,296,720)	(5,718,842)	(2,224,716)	(251,193)	(6,353,506)	739,772	(59,105,205)
Depreciations and impairment of non-financial assets	(14,777,563)	(4,006,662)	(2,763,205)	(180,280)	(156,247)	(316,840)	(22,200,797)
Other operating expenses	(28,099,291)	(12,428,247)	(13,814,148)	(26,316)	(1,614,507)	1,393,510	(54,588,999)
Operating income	(81,856,778)	(4,186,546)	48,698,237	5,758,492	11,567,217	(2,334,215)	(22,353,593)
Result from associates and joint ventures	-	-	-	-	5,714,807	(5,714,807)	-
Result before taxes	(81,856,778)	(4,186,546)	48,698,237	5,758,492	17,282,024	(8,049,022)	(22,353,593)
Income tax	28,174,638	1,352,147	(18,779,851)	(1,985,211)	(3,571,743)	72,824	5,262,804
Net (loss) / income	(53,682,140)	(2,834,399)	29,918,386	3,773,281	13,710,281	(7,976,198)	(17,090,789)
Net (loss) / income for the year attributable to owners of the parent company	(53,682,140)	(2,834,399)	29,918,386	3,773,281	13,710,281	(7,946,088)	(17,060,679)
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	(30,110)	(30,110)
Other comprehensive (loss) / income	-	-	1,673,231	-	(349,115)	29,736	1,353,852
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	1,673,231	-	(349,115)	28,032	1,352,148
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	1,704	1,704
Comprehensive (loss) / income for the period	(53,682,140)	(2,834,399)	31,591,617	3,773,281	13,361,166	(7,946,462)	(15,736,937)
Comprehensive (loss) / income attributable to owners of the parent company	(53,682,140)	(2,834,399)	31,591,617	3,773,281	13,361,166	(7,918,056)	(15,708,531)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	(28,406)	(28,406)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03/31/2026
Cash and due from banks	167,661,657	5,970,781	1,288,332,929	17,335	22,972,152	(1,641,137)	1,483,313,717
Debt securities at fair value through profit or loss	9,601,956	-	206,655,699	20,698,472	74,657,557	-	311,613,684
Loans and other financing	1,865,173,390	1,983,169,696	31,400,141	(33,236)	2,197,014	(2,333,978)	3,879,573,027
Other debt securities	(297,904)	(21,838)	858,755,349	7,144,483	31,187,931	17,212,804	913,980,825

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other Assets	310,594,566	58,470,691	1,102,315,806	17,031,792	177,938,778	(100,041,665)	1,566,309,968
Total Assets	2,352,733,665	2,047,589,330	3,487,459,924	44,858,846	308,953,432	(86,803,976)	8,154,791,221

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03/31/2026
Deposits	2,511,719,743	1,134,031,120	1,695,787,179	-	-	(1,119,909)	5,340,418,133
Financing received from the Argentine Central Bank and others financial institutions	193,320	14,881	603,758,012	-	1,902,456	(1,921,569)	603,947,100
Negotiable bonds issued	-	-	106,094,604	-	-	-	106,094,604
Other liabilities	244,374,100	75,630,143	668,978,369	17,610,584	58,896,604	(49,657,418)	1,015,832,382
Total Liabilities	2,756,287,163	1,209,676,144	3,074,618,164	17,610,584	60,799,060	(52,698,896)	7,066,292,219

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03/31/2025
Interest income	216,740,765	69,879,794	108,395,227	31,392	2,004,546	636,275	397,687,999
Interest expenses	(34,565,926)	(32,831,567)	(127,407,128)	(191,344)	(5,987,776)	44,322	(200,939,419)
Distribution of results by Treasury	(93,251,525)	(17,668,758)	110,920,283	-	-	-	-
Net interest income	88,923,314	19,379,469	91,908,382	(159,952)	(3,983,230)	680,597	196,748,580
Services Fee Income	44,955,437	4,990,168	726,884	-	27,552,722	(1,921,380)	76,303,831
Services Fee Expenses	(13,813,035)	(725,904)	(504,321)	-	(1,111,605)	129,985	(16,024,880)
Income from insurance activities	-	-	-	9,562,192	-	1,655,613	11,217,805
Net Service Fee Income	31,142,402	4,264,264	222,563	9,562,192	26,441,117	(135,782)	71,496,756
Subtotal	120,065,716	23,643,733	92,130,945	9,402,240	22,457,887	544,815	268,245,336
Net income from financial instruments at fair value through profit or loss	13,804	1,594,720	17,635,685	1,715,542	9,849,401	(93,974)	30,715,178
Income from withdrawal of assets rated at amortized cost	-	-	5,220,073	-	-	(4,358)	5,215,715
Exchange rate difference on gold and foreign currency	335,137	(259)	(480,331)	740	71,747	15,879	(57,087)
NIFFI And Exchange Rate Differences	348,941	1,594,461	22,375,427	1,716,282	9,921,148	(82,453)	35,873,806
Result from exposure to changes in the purchasing power of the currency	(405,610)	-	(44,915,875)	(3,017,351)	(6,370,610)	(815,033)	(55,524,479)
Other operating income	9,281,357	3,072,914	886,838	49,213	4,149,698	(1,614,391)	15,825,629
Loan loss provisions	(43,050,335)	1,072,303	(218,676)	-	-	720	(42,195,988)
Net operating income	86,240,069	29,383,411	70,258,659	8,150,384	30,158,123	(1,966,342)	222,224,304
Personnel expenses	(67,250,180)	(11,635,782)	(5,356,621)	(887,445)	(5,836,714)	843,984	(90,122,758)
Administration expenses	(43,494,897)	(4,228,786)	(2,859,332)	(157,179)	(5,341,366)	1,224,775	(54,856,785)
Depreciations and impairment of non-financial assets	(13,814,979)	(3,567,912)	(899,681)	(208,480)	(115,107)	(317,269)	(18,923,428)
Other operating expenses	(32,113,745)	(8,117,240)	(4,899,098)	(17,639)	(1,845,317)	2,177,138	(44,815,901)
Operating income	(70,433,732)	1,833,691	56,243,927	6,879,641	17,019,619	1,962,286	13,505,432
Result from associates and joint ventures	-	-	-	-	6,176,833	(6,176,833)	-
Result before taxes	(70,433,732)	1,833,691	56,243,927	6,879,641	23,196,452	(4,214,547)	13,505,432
Income tax	24,681,176	(641,791)	(17,391,223)	(2,485,184)	(6,425,379)	98,745	(2,163,656)
Net (loss) / income	(45,752,556)	1,191,900	38,852,704	4,394,457	16,771,073	(4,115,802)	11,341,776
Net (loss) / income for the year attributable to owners of the parent company	(45,752,556)	1,191,900	38,852,704	4,394,457	16,771,073	(4,931,535)	10,526,043
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	815,733	815,733
Other comprehensive (loss) / income	-	-	(2,865,826)	-	447,338	88,411	(2,330,077)
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	(2,865,826)	-	447,338	91,330	(2,327,158)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(2,919)	(2,919)
Comprehensive (loss) / income for the year	(45,752,556)	1,191,900	35,986,878	4,394,457	17,218,411	(4,027,391)	9,011,699
Comprehensive (loss) / income attributable to owners of the parent company	(45,752,556)	1,191,900	35,986,878	4,394,457	17,218,411	(4,840,205)	8,198,885
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	812,814	812,814

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12/31/2025
Cash and due from banks	225,381,049	12,166,982	1,380,672,481	18,292	133,373,088	(1,425,597)	1,750,186,295
Debt securities at fair value through profit or loss	2,353,241	8,265,924	178,557,384	16,372,776	69,636,671	(2,120,366)	273,065,630

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Loans and other financing	2,070,966,361	2,007,977,062	40,813,002	-	3,015,679	(1,076,709)	4,121,695,395
Other debt securities	-	-	828,059,796	7,009,867	49,902,629	15,037,504	900,009,796
Other Assets	220,298,035	40,524,023	1,127,857,150	16,167,948	171,492,704	(94,062,126)	1,482,277,734
Total Assets	2,518,998,686	2,068,933,991	3,555,959,813	39,568,883	427,420,771	(83,647,294)	8,527,234,850

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12/31/2025
Deposits	2,372,973,065	1,308,431,240	1,923,517,680	-	-	(2,695,375)	5,602,226,610
Financing received from the Argentine Central Bank and others financial institutions	243,621	7,799	525,964,131	-	557,772	(581,639)	526,191,684
Negotiable bonds issued	-	-	195,731,608	-	-	(4,353,817)	191,377,791
Other liabilities	189,836,219	82,919,566	536,287,557	10,493,902	191,289,590	93,387,376	1,104,214,210
Total Liabilities	2,563,052,905	1,391,358,605	3,181,500,976	10,493,902	191,847,362	85,756,545	7,424,010,295

4.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period/year. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Superville’s financial instruments measured at fair value as of March 31, 2026 and December 31, 2025 are detailed below:

Instrument portfolio as of 03/31/2026	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	306,322,215	5,291,469	-	311,613,684
- Derivatives	-	8,388,533	-	8,388,533
- Other financial assets	48,194,054	-	-	48,194,054
- Other debt securities	54,443,700	43,919,696	-	98,363,396
- Investments in Equity Instruments	3,915,633	-	1,635,824	5,551,457
Total Assets	412,875,602	57,599,698	1,635,824	472,111,124
Liabilities
- Liabilities at fair value through profit or loss	10,207,088	-	-	10,207,088
- Other financial liabilities	246,456,177	-	-	246,456,177
Total Liabilities	256,663,265	-	-	256,663,265

Instrument portfolio as of 12/31/2025	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	266,151,292	6,914,338	-	273,065,630
- Derivatives	-	10,846,428	-	10,846,428
- Other financial assets	51,228,926	-	-	51,228,926
- Other debt securities	69,195,686	38,725,187	-	107,920,873
- Investments in Equity Instruments	4,712,885	-	1,531,830	6,244,715
Total Assets	391,288,789	56,485,953	1,531,830	449,306,572
Liabilities
- Liabilities at fair value through profit or loss	759,430	-	-	759,430

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Instrument portfolio as of 12/31/2025	FV level 1	FV level 2	FV level 3	TOTAL
- Other financial liabilities	297,323,659	-	-	297,323,659
Total Liabilities	298,083,089	-	-	298,083,089

Below is shown the reconciliation of the financial instruments classified as Fair Value Level 3:

FV level 3	12/31/2025	Transfers	Additions	Disposals	P/L	03/31/2026
Assets
- Investments in equity instruments	1,531,830		-	-	103,994	1,635,824

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation techniques

Valuation techniques to determine fair values include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices, market. They are detailed below:

-	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (A3 Market, Bolsar or secondary) through the linear interpolation of them. The Entity has used this technique to determine the fair value of the instruments issued by the B.C.R.A. and Treasury Bills without quotation at the end of this period.

-	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the A3 Market and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is A3 Market, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. If the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument, unless it is a Level 1 instrument. Otherwise, the difference will be recognized in profit or loss from the inception date.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

- Assets whose fair value is like book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is like fair value.

- Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows using market interest rates for deposits with maturities like those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

- Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is like their book value. This assumption also applies to savings deposits, current accounts, and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31,2026 and December 31,2025:

Other Financial Instruments as of 03/31/2026	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	1,483,313,717	1,483,313,717	1,483,313,717	-	-
-Other financial assets	2,937,593	2,937,593	2,937,593	-
-Loans and other financing	3,879,573,027	4,128,623,064	-	-	4,128,623,064
-Reverse Repo Transactions	9,741,993	9,741,993	9,741,993
-Other Debt Securities	815,617,429	834,320,808	834,320,808		-
-Financial assets in as guarantee	850,793,421	849,243,799	849,243,799		-
	7,041,977,180	7,308,180,974	3,179,557,910	-	4,128,623,064
Financial Liabilities
-Deposits	5,340,418,133	5,351,664,716	-	-	5,351,664,716
-Other financial liabilities	37,839,517	37,839,517	37,839,517	-	-
- Repo transactions	547,174,682	547,174,682	547,174,682	-	-
-Financing received from the B.C.R.A. and other financial institutions	603,947,100	562,544,029	-	-	562,544,029
- Negotiable bonds issued	106,094,604	103,366,289	103,366,289	-	-
	6,635,474,036	6,602,589,233	688,380,488	-	5,914,208,745

Other Financial Instruments as of 12/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	1,750,186,295	1,750,186,296	1,750,186,296	-	-
-Other financial assets	14,404,949	14,404,949	14,404,949	-	-
-Loans and other financing	4,121,695,395	4,390,834,363	-	-	4,390,834,363
-Reverse Repo Transactions	4,002,322	4,002,322	4,002,322	-	-
- Other Debt Securities	792,088,923	783,126,053	783,126,053	-	-
-Financial assets pledged as collateral	760,012,921	744,959,663	744,959,663	-	-
	7,442,390,805	7,687,513,646	3,296,679,283	-	4,390,834,363
Financial Liabilities
-Deposits	5,602,226,610	5,621,778,089	-	-	5,621,778,089
-Other financial liabilities	9,412,749	9,412,749	9,412,749	-	-
-Repo transactions	430,558,460	430,558,460	430,558,460	-	-
-Finances received from the B.C.R.A. and other financial institutions	526,191,684	495,951,093	-	-	495,951,093
- Negotiable bonds issued	191,377,791	193,069,778	193,069,778	-	-
	6,759,767,294	6,750,770,169	633,040,987	-	6,117,729,182

5.	CASH AND DUE FROM BANKS

The composition of cash on March 31, 2026  and December 31,2025 is as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Items	03/31/2026	12/31/2025	03/31/2025	12/31/2024
Cash and due from banks	1,483,313,717	1,750,186,295	1,137,446,477	940,089,207
Central Bank Bills and Notes for proprietary portfolio with quote	120,567,127	145,589,964	79,132,297	157,450,998
Money Market Funds	16,444,937	6,582,176	2,618,051	573,595
Cash and cash equivalents	1,620,325,781	1,902,358,435	1,219,196,825	1,098,113,800

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	03/31/2026	12/31/2025	03/31/2024	12/31/2024
Cash and due from Banks
As per Statement of Financial Position	1,483,313,717	1,750,186,295	1,137,446,477	940,089,207
As per the Statement of Cash Flows	1,483,313,717	1,750,186,295	1,137,446,477	940,089,207
Debt securities at fair value through profit or loss
As per Statement of Financial Position	311,613,684	273,065,630	245,366,711	379,119,310
Securities not considered as cash equivalents	(191,046,557)	(127,475,666)	(166,234,414)	(221,668,312)
As per the Statement of Cash Flows	120,567,127	145,589,964	79,132,297	157,450,998
Other financial assets
As per Statement of Financial Position – Other financial assets	51,131,647	65,633,875	63,059,918	43,144,743
Other financial assets not considered as cash	(34,686,710)	(59,051,699)	(60,441,867)	(42,571,148)
As per the Statement of Cash Flow	16,444,937	6,582,176	2,618,051	573,595

The reconciliation of funding activities as of March 31,2026 and December 31, 2025 is presented below:

Items	Balances at 12/31/2025	Cash Flows		Other non-cash movements	Balances at 03/31/2026
		Collections	Payments
Unsubordinated debt securities	191,377,791	1,095,606	(88,005,518)	1,626,725	106,094,604
Financing received from the Argentine Central Bank and other financial institutions	526,191,684	8,847,130,117	(8,769,374,701)	-	603,947,100
Lease Liabilities	13,457,120	-	(3,865,760)	2,960,099	12,551,459
Total	731,026,595	8,848,225,723	(8,861,245,979)	4,586,824	722,593,163

6.	RELATED PARTY TRANSACTIONS

Related parties are all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise considerable influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has considerable influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise considerable influence or control.

Controlling Entity

The majority shareholder of the Group is Mr. Julio Patricio Supervielle, whose registered address is 330 Reconquista Street, Autonomous City of Buenos Aires. Mr. Julio Patricio Supervielle's stake in the Group's capital is 25.28% as of March 31, 2026, and 25.28% as of December 31, 2025. His voting rights within the Group are 52.10% as of March 31, 2026, and 51.97% as of December 31, 2025.

Transactions with related parties

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank,) and any company linked to any of the above whose consolidation is not required:

	03/31/2026	12/31/2025
Aggregate total financial exposure	8,951,078	11,193,969
Number of beneficiary related parties	73	72
(a) individuals	59	59
(b) companies	14	13
Average total financial exposure	122,618	155,472
Higher individual exposure	3,222,227	6,681,169

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present other types of unfavorable conditions.

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	03/31/2026	12/31/2025
7.1 Debt securities at fair value through profit or loss
Government securities	296,522,465	254,383,264
Corporate securities	15,091,219	18,682,366
	311,613,684	273,065,630
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	8,388,533	10,846,428
	8,388,533	10,846,428
7.3 Repo Transactions
Financial debtors for active passes of public securities	9,736,735	-
Financial debtors for stock market collateral transactions	-	3,994,308
Accrued interest receivable for active repos	5,258	8,014
	9,741,993	4,002,322
7.4 Other financial assets
Participation Certificates in Financial Trusts	325,195	402,289
Investments in Asset Management and Other Services	6,441,459	6,018,020
Other investments	6,609,294	9,079,904
Receivable from spot sales pending settlement	2,719,551	14,117,263
Several debtors	33,172,600	35,959,137
Miscellaneous debtors for credit card operations	2,229,232	665,151
Allowances	(365,684)	(607,889)
	51,131,647	65,633,875
7.5 Loans and other financing
Non-financial public sector	6,075,147	9,560,268
Overdrafts	5,226,726	6,047,112
Promissory notes	210,260	210,709
Credit card loans	70,457	57,636
Other	567,704	3,244,811
Other financial entities	503,175,705	363,408,788
Overdrafts	-	209
Unsecured corporate loans	486,585,199	344,836,870
Promissory notes	4,427,398	4,440,659
Credit card loans	13,130	8,095
Other	12,932,840	14,594,174
Less: allowances (Schedule R)	(782,862)	(471,219)
Non-financial private sector and foreign residents	3,370,322,175	3,748,726,339
Loans	3,487,614,607	3,870,162,520

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	12/31/2025
Overdrafts	230,871,620	415,402,535
Unsecured corporate loans	348,014,575	415,901,554
Promissory notes	474,780,869	465,941,637
Mortgage loans	400,581,943	406,759,097
Automobile and other secured loans	278,132,072	308,304,899
Personal loans	493,992,708	537,935,737
Credit card loans	356,174,630	408,621,954
Foreign trade loans	829,977,678	837,634,389
Other	75,663,762	76,742,587
IFRS adjustments	(575,250)	(3,081,869)
Receivables from financial leases	119,304,644	117,774,561
Receivables from financial leases	121,609,762	120,130,671
IFRS adjustments	(2,305,118)	(2,356,110)
Other loans through financial intermediation	7,527,755	13,623,904
Less: allowances (Schedule R)	(244,124,831)	(252,834,649)
	3,879,573,027	4,121,695,395

As of 31 March 2026, and 31 December 2025, the Group also retains the following potential liabilities:
	03/31/2026	12/31/2025
Other guarantees given	87,221,969	101,993,661
Responsibilities for foreign trade operations	17,345,500	17,950,128
Promissory notes	21,218,747	12,971,274
Overdrafts	3,100,855	842,081
Total Eventual Responsibilities	128,887,071	133,757,144
On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:
	03/31/2026	12/31/2025
Guarantees received	1,343,803,521	1,494,047,435

The classification of loans and other financing, by situation and guarantees received, is detailed in Schedule B.

The concentration of loans and other financing is detailed in Schedule C.

The opening by term of loans and other financing is detailed in Schedule D.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

	03/31/2026	12/31/2025
7.6 Other debt securities
Negotiable obligations	83,102,092	81,233,184
Debt securities from financial trusts	29,302,261	25,702,622
Government securities	786,182,263	787,589,215
Securities issued by Argentine Central Bank	12,705,228	1,580,053
Others	3,008,723	4,256,189
Allowances for loan losses (Schedule R)	(319,742)	(351,467)
	913,980,825	900,009,796
The movements in the provision for uncollectibility of other debt securities are detailed in Schedule R.

7.7 Financial assets pledged as collateral
Government in guarantee for repo operations	613,060,784	457,838,347
Special guarantees accounts in the Argentine Central Bank	82,500,610	84,672,594
Deposits in guarantee	155,232,027	217,501,980
	850,793,421	760,012,921
7.8 Other non-financial assets
Other miscellaneous assets	21,751,744	21,855,269
Loans to employees	2,921,334	4,600,879
Payments in advance	17,265,882	14,823,947
Works of art and collector´s pieces	786,350	786,468
Retirement plan	99,080	79,057
Other non-financial assets	3,800,219	3,044,883
Insurance contract asset (Note 9)	2,548,937	2,914,695

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	12/31/2025
	49,173,546	48,105,198

7.9 Deposits
Non-financial sector	345,031,392	143,676,818
Financial sector	1,524,666	814,266
Current accounts	470,023,952	659,321,715
Special checking accounts	1,858,709,933	1,922,129,305
Savings accounts	1,098,777,971	1,106,550,876
Time deposits and investments accounts	1,455,871,436	1,540,263,633
Investment accounts	43,814,261	145,612,290
Others	45,265,211	56,807,034
Interest and adjustments	21,399,311	27,050,673
	5,340,418,133	5,602,226,610

7.10 Liabilities at fair value through profit or loss
Liabilities for transactions in local currency	10,207,088	759,430
	10,207,088	759,430

7.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	46,477,355	76,005,880
Collections and other operations on behalf of third parties	194,829,494	210,299,465
Unpaid fees	52	11,744
Financial guarantee contracts	192,157	217,061
Lease liability	12,551,459	13,457,120
Others financial liabilities	30,245,177	6,745,138
	284,295,694	306,736,408
7.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	248,341,437	114,007,656
Financing received from international institutions	355,605,663	412,184,028
	603,947,100	526,191,684
7.13 Provisions
Other contingencies	8,772,298	9,424,728
Provision for unused balances of credit cards (Schedule R)	4,418,171	4,272,283
Provision for eventual commitments (Schedule R)	400,570	386,411
Provision for revocable agreed current account advances (Schedule R)	757,111	1,119,018
	14,348,150	15,202,440
7.14 Other non-financial liabilities
Payroll and social securities	45,230,083	177,975,116
Sundry creditors	34,384,352	66,782,359
Taxe payable	55,341,275	88,874,709
Social security payment orders pending settlement	2,631,360	4,602,192
Contribution to the deposit guarantee fund	860,199	849,203
Other non-financial liabilities	5,735,159	232,128
Liability for reinsurance contracts (Note 9)	558,051	592,556
Obligations under a stock option plan	9,773,340	10,564,645
	154,513,819	350,472,908

7.15 Repo transactions
Financial creditors for passive passes of public securities	546,857,494	428,992,658
Accrued interest to be paid on passive passes	317,188	1,565,802
	547,174,682	430,558,460

	03/31/2026	03/31/2025
7.16 Interest income
Interest on overdrafts	34,112,756	17,759,507
Interest on promissory notes	33,334,355	35,333,034
Interest on personal loans	72,018,801	77,024,161
Interest on corporate unsecured loans	44,884,184	44,880,662
Interest on credit card loans	27,948,302	19,816,111
Interest on mortgage loans	38,854,229	32,534,660
Interest on automobile and other secured loans	35,680,692	40,718,578
Interest on foreign trade loans and other secured loans	16,628,365	6,755,274
Interest on financial leases	12,624,147	11,992,986

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	12/31/2025
Interest on public and private securities measured at amortized cost	107,109,111	109,554,486
Others	31,784,223	1,318,540
	454,979,165	397,687,999
7.17 Interest Expenses
Interest on current accounts deposits	56,540,456	79,205,377
Interest on time deposits	107,864,239	100,516,345
Interest on other financial liabilities	55,305,506	10,880,267
Interest from the financial sector	453,281	900,215
Others	22,192,402	9,437,215
	242,355,884	200,939,419
7.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	37,864,611	31,091,495
Income from securities issued by the Argentine Central Bank	(218,751)	198,556
Derivatives	(34,477,244)	(574,873)
	3,168,616	30,715,178

7.19 Result from derecognition of financial assets measured at amortized cost
Result from derecognition of Debt Securities	593,831	5,215,715
	593,831	5,215,715
7.20 Service Fees Income
Commissions from deposit accounts	24,398,257	26,869,960
Commissions from credit and debit cards	15,474,902	15,029,913
Commissions from loans operations	133,679	650,241
Commissions from miscellaneous operations	26,102,469	33,191,866
Others	526,711	561,851
	66,636,018	76,303,831
7.21 Services Fees expenses
Commissions paid	14,522,002	15,523,351
Export and foreign currency operations	401,277	501,529
	14,923,279	16,024,880
7.22 Other operating incomes
Reversal off allowances for loan losses and assets written down	4,382,827	2,301,883
Rental from safety boxes	2,813,008	2,167,447
Commissions from trust services	33,583	55,729
Other credits adjustments	1,098,915	1,576,853
Punitive interest	2,867,332	1,440,820
Others	7,572,676	8,282,897
	18,768,341	15,825,629
7.23 Personnel expenses
Payroll and social securities	103,939,413	83,904,368
Others expenses	7,233,620	6,218,390
	111,173,033	90,122,758

7.24 Administration expenses
Directors´ and statutory auditors ‘fees	1,093,796	1,330,043
Professional fees	13,053,113	14,346,969
Advertising and publicity	7,467,948	3,297,361
Taxes	14,822,193	13,441,520
Maintenance, security and services	14,478,850	14,906,568
Rent	60,197	43,345
Others	8,129,108	7,490,979
	59,105,205	54,856,785

7.25 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	2,997,795	3,035,797
Depreciation of other non-financial assets	2,374,838	2,134,616
Amortization of intangible assets (Schedule G)	13,598,923	10,587,645
Depreciation of right-of-use assets (Schedule F)	3,225,766	3,164,993
Loss from sale or impairment of property, plant and equipment	3,475	377

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	12/31/2025
	22,200,797	18,923,428
7.26 Other operating expenses
Promotions related with credit card	7,978,923	5,539,005
Turnover tax	35,713,062	29,750,261
Fair value on initial recognition of loans	1,396,460	2,210,216
Loan and credit card balance adjustments	2,007,059	195,664
Interest on liabilities for finance leases	1,007,051	1,102,136
Coverage services	46,151	64,939
Deposit guarantee fund contributions	2,614,788	1,922,827
Charge for uncollectible miscellaneous receivables and for other provisions	1,748,522	2,493,585
Other	2,076,983	1,537,268
	54,588,999	44,815,901

8.	CONSIDERATIONS OF RESULTS

The Annual Ordinary and Extraordinary Shareholders' Meeting held on April 23, 2026 approved the allocation of profits for the year ending December 31, 2025 against the optional reserve for thousands of pesos 53,130,025.

9.	INSURANCE

9.1   Assets and liabilities related to insurances activities

The following details the opening of assets and liabilities of insurance contracts as of March 31, 2026 and December 31, 2025. Insurance results for the fiscal periods ending on that date are also detailed:

	03/31/2026	12/31/2025
Insurance contract assets
Assets for remaining coverage	2,671,271	3,109,585
Liabilities for incurred claim - present value of future cash flow	(606,888)	(700,991)
Liabilities for incurred claim - Risk adjustment for non-financial risks	(59,561)	(80,294)
Net balance	2,004,822	2,328,300
Insurance contract liabilities
Assets for remaining coverage	1,485,023	1,664,456
Liabilities for incurred claim - present value of future cash flow	(1,806,548)	(1,992,896)
Liabilities for incurred claim - Risk adjustment for non-financial risks	(169,202)	(185,940)
Net balance	(490,727)	(514,380)
Reinsurance contracts assets
Assets/(Liabilities) for remaining coverage	372,962	2,715
Claims incurred for contracts under PAA	85,751	357,115
Net balance	458,713	359,830
Reinsurance contracts liabilities
Liabilities for remaining coverage	(1,442)	—
Incurred claims for contracts under PAA	—	—
Net Balance	(1,442)	—
Balances from brokers operations
Assets from brokers transaction	85,402	226,565
Liabilities from brokers transaction	(65,882)	(78,176)
Net Balance	19,520	148,389

Assets	2,548,937	2,914,695
Liabilities	(558,051)	(592,556)

9.2    Income from insurances activities

The composition of the item “Result for insurance activities” as of March 31, 2026 and 2025 is as follows:

	31/12/2025	31/12/2024
Insurance revenue from contracts measured under the PAA	12,061,272	16,231,442
Insurance revenue	12,061,272	16,231,442
Incurred claims	(2,213,711)	(3,249,820)
Acquisition and administrative expenses	(3,490,973)	(4,415,529)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Insurance service expenses	(5,704,684)	(7,665,349)
Allocation of reinsurance premium	(148,138)	(149,744)
Amounts receivable from reinsurers for claims incurred	(63,528)	218,294
Net expenses from reinsurance contracts held	(211,666)	68,550
Insurance service result – IFRS 17	6,144,922	8,634,643
Broker activities operations	2,653,262	2,583,162
Income from insurance activities	8,798,184	11,217,805

10.	MUTUAL FUNDS

As of March 31, 2026, and December 31, 2025, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth, and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Premier Renta C.P. Pesos	807,691,663	928,445,024	806,000,448	925,889,087	20,481,496,027	19,804,672,281
Premier Renta Plus en Pesos	3,999,126	4,725,292	3,949,470	4,643,195	23,418,505	26,806,879
Premier Renta Fija Ahorro	163,735,271	118,226,718	161,759,788	115,856,490	2,741,954,399	1,689,201,074
Premier Renta Fija Crecimiento	3,355,090	4,252,489	3,352,137	4,248,764	554,310,312	819,321,553
Premier Renta Variable	14,590,228	16,846,128	14,402,026	16,736,824	10,521,895	11,054,818
Premier FCI Abierto Pymes	17,712,841	17,667,444	17,505,275	16,576,483	146,958,435	138,990,435
Premier Commodities	10,269,205	10,769,259	10,113,573	10,020,090	24,533,722	24,543,351
Premier Capital	21,754,240	18,996,767	21,494,279	18,488,812	129,363,406	113,633,582
Premier Inversión	484,898	636,251	480,500	631,912	41,748,273	53,914,673
Premier Renta Mixta	10,787,092	17,910,589	10,160,346	14,409,626	173,063,756	223,735,897
Premier Rta Mixta en USD	13,763,137	15,347,133	13,720,132	15,304,384	9,668,026	9,519,900
Premier Performance en USD	65,649,541	79,134,669	65,347,288	78,762,764	27,770,959	29,454,473
Premier Global USD	88,596	121,921	78,516	113,111	75,006	84,820
Premier Estratégico	11,700,311	9,977,284	10,645,005	9,967,468	378,681,194	341,690,142
Premier FCI Sustentable ASG	866,333	969,969	833,795	964,401	200,541,639	219,149,510
Premier Corto Plazo en USD	47,279,055	32,573,383	47,268,448	32,565,611	33,828,508	20,236,593

11.	ADDITIONAL INFORMATION REQUIRED BY THE B.C.R.A.

11.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the Deposit Guarantee Insurance System to cover the risk of bank deposits in addition to the system of privileges and protection provided for in the Financial Institutions Law.

Decree No. 1127/98 of September 24, 1998, established the maximum coverage limit of the guarantee system, extending to demand and time deposits in pesos and/or foreign currency. Until December 31, 2022, this limit was $1,500, as established by Communication “A” 6973. Effective January 1, 2023, with the issuance of Communication “A” 7661, the limit was increased to $6,000. Effective April 1, 2024, with the implementation of Communication “A” 7985, the new limit is set at $25,000, an amount that remains in effect until December 31, 2025.

The following are not included in this regime: deposits made by other financial institutions (including fixed-term certificates acquired through secondary trading), deposits made by persons directly or indirectly related to the institution, deposits of securities, acceptances, or guarantees, and demand deposits agreed upon at a rate higher than that periodically established by the Central Bank of Argentina (BCRA) based on the daily survey conducted by said institution (*), as well as time deposits and investments that exceed by 1.3 times said rate or the reference rate plus 5 percentage points, whichever is higher (*). Also excluded are deposits whose ownership has been acquired through endorsement and investments that offer incentives in addition to the interest rate. The system has been implemented through the creation of a fund called "Deposit Guarantee Fund" (FGD), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the B.C.R.A. and the financial entities in the proportion that this institution determines for each of them based on the contributions made to the aforementioned fund.

(*) Effective April 17, 2020, pursuant to Communication “A” 6460, the following exclusions apply: Demand deposits with agreed-upon interest rates higher than the reference rates, and time deposits and investments exceeding 1.3 times that rate or the reference rate plus five percentage points – whichever is higher – except for fixed-term deposits in pesos agreed upon at the minimum annual nominal rate published by the Central Bank of Argentina (BCRA), as provided in section 1.11.1 of the regulations on “Time Deposits and Investments.” The reference rates are published periodically by the BCRA based on the moving average of the last five banking business days of the passive rates for fixed-term deposits of up to 100 (or its equivalent in other currencies), as determined by the survey conducted by that institution. Effective

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

April 1, 2024, the reference rates will be calculated based on the moving average of the last five banking business days of the passive rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, as determined by the survey conducted by the Central Bank of Argentina (BCRA).

The amounts detailed above are nominal.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	03/31/2026	12/31/2025
Special guarantee accounts in the Argentine Central Bank	82,500,610	84,672,594
Guarantee deposits for term operations	122,721,167	181,519,958
Guarantee deposits for credit cards transactions	16,337,720	16,923,067
Other guarantee deposits	16,173,140	19,058,955
	237,732,637	302,174,574

As of March 31, 2026 and December 31, 2025, within financial assets delivered as collateral, there are additionally 613,060,784 and 457,838,348 forward purchases for repurchase agreements and guarantees, respectively.

11.3. Compliance of provisions issued by the National Securities Commission

11.3.1.  Arrangements for operating as an open market agent

Considering the operations currently conducted by the Entity, and in accordance with the distinct categories of agents established by General Resolution N° 622/13 of the National Securities Commission, it is registered with that body for the category of Settlement Agent, Compensation, and Integral Negotiation Agent.

It is also reported that as of March 31, 2026, and December 31, 2025, the Bank's net worth exceeds the minimum net worth required by the regulation to operate as an open market agent, which amounts to $872,584 and $879,105, respectively. The required liquid counterpart funds amount to $401,630 and $402,443, respectively, and are held in the peso current account opened at the Central Bank of Argentina (BCRA), whose balances totaled $578,479,934 and $184,051,895 as of March 31, 2026, and December 31, 2025, respectively.

Furthermore, in compliance with the aforementioned general resolution, the property located at 330 Reconquista Street in this Autonomous City of Buenos Aires, whose residual accounting value as of March 31, 2026 and December 31, 2025 is $10,999,020 y $ 10,999,020, respectively, is allocated to the development of the operations of the Open Market.

11.3.2. Resolution N° 629 of the National Securities Commission

In compliance with the provisions of General Resolution N° 629 of the CNV, it is clarified that the trade books and corporate books of Banco Supervielle S.A. are kept at the registered office (Reconquista 330 of the Autonomous City of Buenos Aires) according to the following detail:

-  Diario (Registro de Habilitación de Medios Ópticos y sus correspondientes soportes ópticos -CD y DVD-) since 1 of October 2009.

-  Inventory book as of December 31, 2018.

-  Balance sheet as of December 31, 2002.

-  Book of Board Proceedings from February 24, 2007 to date.

-  Register of Shares and Attendance at Meetings from May 30, 2001 to date.

-  Book of Minutes of Meetings from May 27, 1999 to date.

-  Book of Minutes of the Audit Commission since August 13, 2004.

-  Book of Audit Committee from February 18, 2015.

With regard to the securities and open market books, they are located at the registered office mentioned above in accordance with the following details:

-  Registry of Agent Orders since June 5, 2024.

-  Register of Operations since June 18, 2024.

-  Cash book from June 6, 2024.

The books preceding those mentioned above, which contain transactions prior to the date indicated in each case, are under the custody of the company Adea S.A. whose warehouse is located at Ruta provincial No. 36, Km 31,500 Forest locality, Florencio Varela Party of the Province of Buenos Aires.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The supporting documentation of the accounting and management operations of the Entity up to 2 (two) months before the current one, is in each branch, and with more than this time period is under the custody of the company AdeA S.A.

11.4 Financial Trusts

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of March 31, 2026:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018

The duration of this ESCROW AGREEMENT shall be 24 months from 12/09/2018, or until the termination of payment obligations by Disbursements (the "Termination Date"). After 30 (thirty) days from the end of the term of the TRUST Contract without the Parties having agreed to an Extension Commission, the TRUST shall be extinguished without possibility of extension, collecting the TRUSTEE from the Fiduciary Account, the sum of pesos equivalent to U$D 6,000 (United States dollars six thousand) at the current buyer exchange rate in Banco Supervielle as a penalty. At present, Interconexión Eléctrica Rodeo S.A. is negotiating the proposal of the Commission for the Extension and Prolongation of the Trust Contract

			-	-

Those originally mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGÉTICOS, DISERVEL S.R.L.) and the suppliers of works, goods and services included in the Project, to be appointed by the trustee with the prior consent of the principal

Interconexión Electrica Rodeo S.A.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Mat: 11/12/13		Mat: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Mat: 10/20/13		Mat: 06/29/17

11.5. Issue of negotiable debt securities

Negotiable non-subordinated bonds

The current Global Programs for the Issuance of Negotiable Obligations are detailed below:

Issuer	Authorized amount (*)	Tyope of Negotiable Debt securities	Program Term	Date of approval by Assembly/Board of Directors	CNV Approval
Banco Supervielle S.A	Thousands of U$S 1,000,000	Simples, no convertible into sheres	5 years	09/22/2016, 3/06/2018, 4/26/2021 And 4/28/2025

- Creation of the Program authorized by Resolution No. 18,376 of November 24, 2016.

- Increase in the Program amount and modification of certain terms and conditions authorized by Resolution No. RESFC-2018-19470-APN-DIR#CNV of April 16, 2018.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Issuer	Authorized amount (*)	Tyope of Negotiable Debt securities	Program Term	Date of approval by Assembly/Board of Directors	CNV Approval

- Reduction of the maximum Program amount and extension of the term authorized by Provision No. DI-2021-39-APN-GE#CNV of July 20, 2021.

- Increase in the Program amount authorized by Provision No. DI-2025-86-APN-GE#CNV of May 21, 2025, of the CNV.

The following details the issuance by Banco Supervielle SA, valid until March 31, 2026 and December 31, 2025:

Date of ISSUE	Currency	Class No.	Amount	Amortization	Term Due	Date	Rate	Book Value
								12/31/2025	12/31/2024
2/7/2025	$	L	50,974,086	On maturity	12 months	2/7/2026	Variable Tamar rate of private banks + 2.75%	-	43,553,978
3/7/2025	$	M	30,580,000	On maturity	12 months	3/7/2026	Variable Tamar rate of private banks + 2.75%	-	27,925,562
6/12/2025	u$s	Q	6,934	On maturity	12 months	6/12/2026	Nominal annual fixed interest rate of 6%	9,751,960	11,087,985
6/12/2025	$	R	25,354,981	On maturity	12 months	6/12/2026	Tasa variable Tamar de Bancos Privados + 3.25%	28,329,760	30,389,363
8/26/2025	u$s	S	19,400	On maturity	12 months	8/26/2026	Nominal annual fixed interest rate of 6.75%	22,682,481	26,621,004
8/26/2025	u$s	T	5,013	On maturity	24 months	8/26/2027	Nominal annual fixed interest rate of 8%	6,955,636	8,195,713
12/4/2025	u$s	U	27,407	On maturity	12 months	12/4/2026	Nominal annual fixed interest rate of 6.25%	38,374,767	43,604,186
							Total	106,094,604	191,377,791	106,094,604	191,377,791

In compliance with the provisions of the National Securities Commission in its 2013 Consolidated Text - Title II, Chapter V, Section III, Article 15, the Bank hereby reports the use of proceeds of funds from the issuance of negotiable obligations during fiscal year ending December 31, 2025 pending approval by the CNV:

Class	Destination of funds	Status of funds used	Application date	% application

S	Working Capital	Final	Between 8/27/2025 and 09/09/2025	100%
T	Working Capital	Final	Between 8/27/2025 and 09/09/2025	100%
U	Working Capital	Final	Between 12/05/2025 and 12/16/2025	100%

11.6 Restrictions imposed on the distribution of dividends

The rules of the B.C.R.A. provide for the allocation to legal reserve of 20% of the profits shown in the income statement at the end of the fiscal year plus (or minus) the adjustments of previous financial years and less, if any, the accumulated loss at the end of the previous financial year.

This ratio applies irrespective of the relationship between the legal reserve fund and share capital. When the Legal Reserve is used to absorb losses, profits may be redistributed only when the value of the same reaches 20% of the capital plus the capital adjustment.

On the other hand, in accordance with the conditions established by the B.C.R.A., profits may be distributed only to the extent that positive results are obtained, after deducting from unallocated results, in addition to the Legal and Statutory Reserve, whose constitution is required, the following concepts: the difference between the book value and the market value of public sector assets and/or debt instruments of the B.C.R.A. not valued at market price, the sums triggered by court cases linked to deposits and the adjustments required by B.C.R.A. and external audit not accounted for.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

It will be required to be able to distribute profits meet the minimum capital ratio. The latter, exclusively for this purpose, shall be determined by excluding from the assets and unallocated profit or loss the items mentioned above. In addition, existing allowances for minimum capital requirements, integration and/or position shall not be taken into account.

A capital conservation margin in addition to the minimum capital requirement of 3.5% of risk-weighted assets shall be maintained. This margin shall be integrated exclusively with Common Equity Tier 1, net of deductible items. The distribution of profit or loss is limited when the level and composition of the Entity’s computable liability for equity falls within the range of the capital conservation margin.

The B.C.R.A. decided that prior authorization should be given for the distribution of its results.

has stipulated that until December 31, 2026, financial institutions with prior authorization from the Central Bank of Argentina may distribute profits in three equal, monthly, and non-cumulative installments, beginning on the third business day of May and of each month in which the payment is made, for up to 60% of the amount that would have been due. The installments must be paid in the currency of the date of the shareholders' meeting.

As a result of the program to buy own shares at 31 March 2026, the Company has 4,940,665 own shares in its portfolio. The cost of acquiring these amounted to 14,277,296  thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) while such shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of that cost.

11.7. Accounts unedifying minimum cash integration compliance

As of March 31, 2026 and December 31, 2025, the minimum cash reserve was made up as follows:

Item (1)	03/31/2026	12/31/2025
Current accounts at the B.C.R.A.	578,479,934	619,439,674
Sight accounts at the B.C.R.A.	653,964,464	717,680,573
Special guarantee accounts at the B.C.R.A.	82,500,610	84,672,595
Special accounts for the crediting of salaries at the BCRA.	32,185	27
Total	1,314,977,193	1,421,792,869
(1)	These correspond to balances according to statements. The amounts as of December 31, 2025, have been restated.

It is worth mentioning that on those dates, the Group followed minimum cash integration requirements.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2025, and in Note 1.2.

13.	ECONOMIC CONTEXT ON GROUP´S OPERATIONS

The Group operates in an economic environment that, after a period of marked volatility, shows a consolidation of macroeconomic stability, although structural challenges persist both domestically and in the complex international landscape.

Following the sharp slowdown observed during the 2024-2025 period, 2026 began with a moderation in the pace of disinflation. After ending 2025 with an annual price variation of approximately 31.6%, the first quarter of 2026 reflected the impact of adjustments to regulated prices and seasonal factors.

Specifically, as of March 2026, monthly inflation stood at 3.4%, accumulating 9.4% during the first three months of the year. Year-on-year inflation as of that date stood at 32.6%, demonstrating a consolidation of stability at levels significantly lower than the peaks recorded in 2023.

During 2025 and so far in 2026, the National Government has deepened its commitment to fiscal balance and zero monetary issuance. According to multilateral organizations such as the World Bank, GDP growth of 3.6% is projected for 2026, driven primarily by the mining, energy, and agribusiness sectors, under the framework of investment incentive programs.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The financial sector has significant exposure to the Argentine public sector, through rights, government bonds, loans, and other assets. The Group’s exposure to the Argentine public sector is as follows:

03/31/2026
Central Bank of Argentina (including repo transactions)	32,130
Government Securities and Treasury Bonds	1,089,312,803
Exposure to Government Securities and Treasury Bonds	1,089,312,803
Loans to Public Sector	6,075,147
Total exposure to Public Sector	1,095,420,080
Over Total Assets	13%
Over Shareholder´s equity	101%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these condensed interim financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

14.	TURNOVER TAX

As of January 2020, January 2023 and January 2024, the fiscal authorities of the City of Buenos Aires (C.A.B.A.), the Province of Mendoza and the Province of Buenos Aires (PBA), respectively, began to tax with the (“IIBB”) to the results from securities and instruments issued by the B.C.R.A. (hereinafter Leliqs/Notaliqs and Repo transactions, without distinction).

The B.C.R.A. initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the B.C.R.A., substantially altering the execution of national monetary and financial policy, The B.C.R.A. also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The B.C.R.A. has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the B.C.R.A. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the presentations made by the B.C.R.A., the Association of Argentine Banks (ABA), the Association of Banks of Argentina (ADEBA) and most financial institutions operating in these provinces. They also brought actions for unconstitutionality on the rules, which are still pending resolution by the Supreme Court of the Nation (CSJN).

Based on the foregoing, the Group considers the grounds supporting the non-taxability of these types of instruments to be sound and supported by its own expert opinions and those of third-party specialists. We estimate the probability of a ruling in our favor as the majority shareholders, and therefore, we have ceased paying the tax on the results generated by the PBA Repurchase Agreements since January 2024.

On September 30, 2023, Law No. 6655/2023 (City of Buenos Aires) was published, which establishes the reduction of the IIBB rate to 0% or 2.85% for operations of passes and securities of the B.C.R.A., as regulated and subject to the effective transfer of the co-participation funds or to what is agreed with the National Government, a matter that has not yet materialized. On September 11, 2025, Law No. 6842/2025 (City of Buenos Aires) was published, establishing a tax regularization program with benefits including 100% forgiveness of fines and 70% forgiveness of interest. Within this framework, the Bank joined the program on December 31, paying the outstanding amounts on January 12, 2026.

Regarding the dispute in the province of Mendoza, we note that, pursuant to the publication of General Resolution (ATM Mendoza) No. 70/2024 and the provisions of Article 17 thereof, we requested the settlement of the amounts previously determined, the reduction of the fine to the legal minimum, and we have proceeded with the payment of the claimed

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

sums, which totaled $8,473,031. This settlement was formally accepted by the ATM through Administrative Resolutions No. 198 and 533 of 2024. On August 11, 2025, the Bank received notification from the Supreme Court of Justice of the Nation (CSJN) regarding the termination of the proceedings due to the Bank's withdrawal of the case, which it had previously requested, thus closing the case.

As of March 31, 2026, the Group has established a contingency provision amounting to $5,492,292.

15.	REPURCHASE OF TREASURY SHARES

The following details the Treasury Stock Purchase Program (data in pesos are expressed in historical currency):

On July 20, 2022, the Company's Board of Directors approved a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company would could acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program did not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions  remained in force as they were approved.

Subsequently, on December 27, 2022, he Board of Directors approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in force as approved.

On 19 April 2024, the Supervisory Board of Supervielle approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved”.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: “The maximum amount to be invested will be $8,000,000 or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio” and “The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)”.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

In the statement of changes in equity, the nominal value of repurchased shares is shown as “own shares in portfolio” and their restatement as “full adjustment of own shares in portfolio”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is disclosed as “cost of treasury shares”.

As of March 31, 2026, pursuant to Article 67 of the Capital Markets Law No. 26,831 (and its amendments), 14,050,492 Class B ordinary shares, each with one vote, have been automatically cancelled. This cancellation is due to the fact that, having elapsed the three (3) year period since their acquisition—carried out between August 3, 2022 and February 10, 2023—the aforementioned treasury shares remained in the treasury without having been sold or having a shareholders' meeting resolution adopted regarding their disposition, as required by applicable regulations.

The acquisition cost of these shares amounted to 14,277,296 thousand pesos (a figure expressed in constant currency). This is in accordance with the provisions of Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations. (N.T. 2013 and amend) while such shares are held in portfolio there is a restriction on the distribution of unallocated results and free reserves for the amount of said cost.

As of the date of publication of these consolidated condensed interim financial statements, the share capital amounts to 442,671,830 pesos, represented by 61,738,188 Class A ordinary shares and 380,933,642 Class B ordinary shares. Grupo Supervielle also holds a total of 4,940,665 Class B ordinary shares in treasury, representing 1.1161% of the Group's share capital.

16.	STOCK OPTIONS PLAN

On May 7, 2025, the Board of Directors of the Company approved a Stock Purchase Option Plan for certain employees and key officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

The aforementioned plan includes the following benefits paid to certain executives and employees, which are considered stock-based compensation:

16.1 Stock Purchase Option

The stock option grants the holder the right to purchase a certain number of shares at a predetermined price during a specified period. Under the Stock Option Plan, the Group may issue stock options for up to 17,707,000 Class B shares. As of March 31, 2026, the Issuer had granted options for 12,452,095 Class B shares at the exercise price and according to the vesting schedule specified in each grant agreement to certain key employees and directors of the Bank and other subsidiaries. As of March 31, 2026, 5,254,905 shares remained available for future issuance under the Stock Option Plan.

Once granted, stock options may be exercised for up to seven or eight years, as applicable, from the date they are granted.

The following table shows the number of call options granted, canceled, and the weighted average exercise price:

	03/31/2026
	Number of purchase	Weighted average fair value per share
At the beginning of the period	13,132,218	1,249
Granted during the period	(680,123)	0,925
At the end of the period	12,452,095	1,198

12/31/2025
Number of purchase	Weighted average fair value per share

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2025
At the beginning of the year	-	-
Granted during the year	13,132,218	1,249
At the end of the year	13,132,218	1,249

(*) value expressed in historical currency

The Group determines the value of the options to be granted using the Black & Sholes Model. The remaining life of the stock options is based on historical data and current expectations and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of the options granted during the year ended March 31, 202, was 1,198.

In accordance with IFRS 2, stock purchase plans are classified as settled transactions on the grant date.

For the period ended March 31, 2026, the share-based payment expense recognized in the consolidated statement of profit or loss and other comprehensive income, related to the stock option plan, amounted to 1,126,753.

17.	FOREIGN TRADE FINANCE FACILITATION PROGRAM

In September 2025, Grupo Supervielle S.A. agreed to a new financing operation comprised of two tranches (expressed in thousands of US dollars):

• Loan A for up to USD 100,000, granted by Inter-American Development Bank (IDB) Invest, of which USD 50,000 was financed directly by IDB Invest and the remaining USD 50,000 by the JICA Fund for the Development of Latin America and the Caribbean (LAC). This loan has a term of up to 3 years, with a grace period of up to 18 months, and may be renewed for up to two additional 3-year periods, at IDB Invest's discretion. Disbursement of this tranche was received on September 15, 2025.

• Loan B for up to USD 170,000, financed by multilateral lending institutions and foreign commercial banks. The first disbursement of USD 79,000 was received on October 1, 2025, and the second disbursement from FMO of USD 50,000 was received on November 26, 2025.

The funds from this transaction are intended to foster the growth of the loan portfolio for small and medium-sized enterprises (SMEs).

Both loans are subject to compliance with financial covenants, as well as certain contractual obligations to act and refrain from acting, and specific periodic reporting requirements.

At period-end, Grupo Supervielle S.A. is in compliance with the financial commitments established in the agreements for both credit lines.

18.	SUBSEQUENT EVENTS

On May 5, 2026, Banco Supervielle S.A. issued its Class V negotiable obligations at a fixed rate of 3.25%, maturing on May 5, 2027 (12 months from the date of issuance and settlement), for a nominal value in thousands of dollars of US$ 20,142. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal of the Class V Negotiable Obligations will be paid in full in a single payment, to be made on the maturity date, and the interest will be payable semi-annually on the following dates: November 5, 2026 and on the maturity date.

In addition to this and what is stated in note 8 to the consolidated interim condensed financial statements, there are no events or transactions that occurred between the period-end date and the date of issue of the condensed interim consolidated financial statements that could significantly affect the Company's financial position or results at the end of the current period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of March 31, 2026 and December 31, 2025:

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 03/31/2026	Book value 12/31/2025	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS
Of the country
Public bonds
Letras Tesoro Cap $ TAMAR Vto.31/08/26	1	47,298,780	815,892	47,298,780	-	47,298,780
Letras Tesoro Cap $ Vto.17/07/26	1	29,959,500	-	29,959,500	-	29,959,500
Letras Tesoro Aj CER $ Vto.15/05/26	1	37,451,200	-	42,678,200	-	42,678,200
Letras Tesoro Vinc Al U$S Vto.30/04/26	1	12,611,044	-	12,611,044	-	12,611,044
Bono Tesoro Nac $ Cap Vto 15/01/27	1	14,024,685	-	40,264,146	-	40,264,146
Bono Rep Arg Aj Cer $ Vto 30/09/27	1	9,430,000	-	9,430,000	-	9,430,000
Letras Tesoro Cap $ Vto.30/09/26	1	18,540,000	-	29,870,000	-	29,870,000
Boncer 2% $ Vto.11/09/2026	1	7,857,722	-	7,857,722	-	7,857,722
Bono Rep Arg Aj Cer $ Vto.30/06/28	1	10,843,180	1,757,131	49,053,613	-	49,053,613
Letras Tesoro Aj CER $ Vto.30/11/26	1	11,584,160	-	11,584,160	-	11,584,160
Others	1	3,278,692	156,412,145	3,278,692	-	3,278,692
Bontes $ A Desc Aj Cer V15/12/26.	1	9,520,298	15,475,817	9,520,298	-	9,520,298
Bonos Rep. Arg. U$S Step Up V. 09/07/35	1	6,617,735	-	6,617,735	-	6,617,735
Letra Del Tesoro Nacional En Pesos Cer Vto 29/05/2026	1	20,346,362	50,473,171	20,346,362	-	20,346,362
Bono Rep. Argentina Usd Step U 2030	1	538,770	422,388	538,770	-	538,770
Bono Rep Arg Aj Cer V30/06/26 $ Cg	1	8,074,167	3,798,183	8,074,167	-	8,074,167
Bono Tesoro Naci Cap V.30/06/26 $ Cg	1	1,362,000	-	1,362,000	-	1,362,000
Bono Nacion Tasa Dual15/09/26 $ Cg	1	9,824,044	-	9,824,044	-	9,824,044
Letra Tesoro Nacional Capitalizable 15/05/26 $	1	510,000	-	510,000	-	510,000
Letra Tesoro Nacional Capitalizable 30/04/26 $	1	2,001,600	7,702,548	2,001,600	-	2,001,600
Letra Tesoro Nacional Capitalizable 31/07/26 $	1	324,450	-	324,450	-	324,450
Bono Del Tesoro Nacional En Pesos A Tasa Dual Vto 30/6/2026	1	352,306	-	352,306	-	352,306
Bono Tesoro Nacional Capitalizable 30/04/27	1	3,359,070	-	3,359,070	-	3,359,070
Bono Tesoro Nacional 6.50% 30/11/29 Usd	1	276,808	-	276,808	-	276,808
Bono Del Tesoro Nacional En Pesos Cero Cupón Con Ajuste Por CER (Boncer) Con Vencimiento El 30/10/26	1	2,315,019	-	2,315,019	-	2,315,019
Letra Tesoro Nacional Capitalizable 31/07/26	1	5,407,500	-	5,407,500	-	5,407,500
Letra Del Tesoro Nacional En Pesos Ajustada Por Cer A Desc Vto 15/05/2026	1	8,384,520	-	8,384,520	-	8,384,520
Letra Del Tesoro Nacional En Pesos Ajustada Por Cer A Desc Vto 31/07/2026	1	3,205,563	-	3,205,563	-	3,205,563
Bono Tesoro Nacional Capitalizable 31/05/27	1	1,781,345	5,374,949	1,781,345	-	1,781,345
Others	1	-	1,718,758	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 03/31/2026	Book value 12/31/2025	Position with no options	Options	Final position
B.C.R.A. Notes
Bopreal S.3 Vto.31/05/26 U$S	1	32,130	113	32,130	-	32,130

Government securities
Vdff Individual Milaires Uva Vto 26/12/28	2	3,037,527	4,058,775	3,037,527	-	3,037,527
On Capex Cl.6 U$S Vto.07/09/26	2	687,361	758,982	687,361	-	687,361
On Pyme Sion Cl13 Vto18/01/27 Uva	2	431,526	629,960	431,526	-	431,526
On P Argensun U$S Vto.14/12/26	2	368,626	405,822	368,626	-	368,626
On Capex Cl.7 U$S Vto 07/09/27	2	327,135	367,670	327,135	-	327,135
On Petro. Aconcagua 18 $ Vto.25/08/30	2	205,774	376,974	205,774	-	205,774
On Luz Tres Picos 4 U$S 29/09/26	1	132,428	220,581	132,428	-	132,428
On Petro Aconcagua 20 $ Vto.25/08/32	2	126,051	228,580	126,051	-	126,051
On Cresud Cl 40 U$S Vto 21/12/26	2	91,267	100,410	91,267	-	91,267
On Pan American Ener U$S 33 Vto.04/07/27	1	65,358	68,879	65,358	-	65,358
On Ypf Ener.Elec. C.12 V.29/08/26 U$S Cg	1	542	560	542	-	542
On Bbva Cl.39 05/12/26 Usd	1	14,700	-	14,700	-	14,700
On Gemsa Cl 30 Uva Vt 08/03/2027	1	212,650	232,729	212,650	-	212,650
On Gemsa Xxvii Uva	1	189,813	207,736	189,813	-	189,813
On Telecom Cl. 15 Dlk 0% 02/06/26	1	670,207	771,322	670,207	-	670,207
Others	1	17,940,069	20,685,555	17,940,069	-	17,940,069

Total Debt securities with changes in results		311,613,684	273,065,630	392,620,578	-	392,620,578

OTHER DEBT INSTRUMENTS
Measured at fair value with changes in ORI
Of the country
Public bonds
TD Mun. Cordoba $ Vto 13/02/27	1	525,000	544,749	525,000	-	525,000
TD P Muni Cba Gar 2024 S.1 $ Vto 09/09/26	2	142,216	240,175	142,216	-	142,216
Bono Rep. Argentina Usd Step Up 2030	1	10,431	13,087	10,431	-	10,431

Private bonds
On Msu SAS15 U$S Vto 16/04/29	1	7,190,341	7,666,651	7,190,341	-	7,190,341
On Msu Green Energy Cl.3 U$S Vto.20/12/28	1	6,982,927	6,979,847	6,982,927	-	6,982,927
On Edemsa CL.1 UVA Vto.06/05/26	2	6,693,702	6,669,893	6,693,702	-	6,693,702
On YPF Cl 39 U$S Vto 22/07/30	1	6,131,148	7,121,756	6,131,148	-	6,131,148
Vdff Mercado Crédito 45 $ Vto 15/01/27	2	4,886,540	-	4,886,540	-	4,886,540
Vdff Mercado Crédito 42 $ Vto 15/09/26	2	4,383,821	4,743,778	4,383,821	-	4,383,821
On Oiltanking Ebytem Vto 01/11/28 U$S	1	4,278,944	4,839,574	4,278,944	-	4,278,944
On Cresud S31 Vto 15/11/28 U$S	1	4,129,927	4,634,166	4,129,927	-	4,129,927

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 03/31/2026	Book value 12/31/2025	Position with no options	Options	Final position
Vdff Mercado Crédito 41 $ Vto 15/08/26	2	4,008,584	4,348,348	4,008,584	-	4,008,584
Vdff Mercado Crédito 44 $ Vto 15/12/26	2	3,932,608	-	3,932,608	-	3,932,608
Others	1	45,067,207	60,118,849	45,067,207	-	45,067,207

Measurement at amortized cost
Of the country
Public bonds
Letras tesoro Cap $ TAMAR Vto.31/08/26	-	287,134,504	-	287,134,504	-	287,134,504
Letras tesoro Cap $ TAMAR Vto.30/04/26	-	168,610,099	172,319,662	168,610,099	-	168,610,099
Letras Tesoro Aj CER $ Vto.29/05/26	-	71,564,970	86,059,250	71,564,970	-	71,564,970
Bontes $ A Desc Aj CER Vto.15/12/26	-	66,193,472	205,717,439	328,455,011	-	328,455,011
Bono Tesoro Nac Tamar $ Vio 26/02/27	-	54,337,004	-	54,337,004	-	54,337,004
Bono Nación $ Dual Vto 15/09/26	-	38,766,569	41,170,648	96,233,152	-	96,233,152
Bono Nación $ Dual Vto 15/12/26	-	16,349,120	24,906,670	81,898,939	-	81,898,939
Bono Rep. Arg. U$S Step Up 2030	-	12,983,158	-	12,983,158	-	12,983,158
Bono Rep Arg $ Aj Cer Vto.30/06/26	-	11,321,902	885,513	55,795,080	-	55,795,080
Bontes $ A Desc Aj CER Vto.15/12/27	-	15,586,071	6,870,295	24,651,260	-	24,651,260
Letra Del Tesoro Nacional Ajustable Por Cer Desc Vto 30/11/2026	-	972,250	-	972,250	-	972,250
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/10/2026	-	1,210,503	1,193,764	1,210,503	-	1,210,503
Bono Del Tesoro Nacional $ Cero Cupón Con Aj Cer Vto 31/03/2027	-	5,417,382	10,838,830	5,417,382	-	5,417,382
Letra Del Tesoro Nacional Capitalizable Vto 17/07/2026	-	1,400,988	-	1,400,988	-	1,400,988
Bono Nacion Tasa Dual 30/06/26	-	10,851,689	10,911,109	10,851,689	-	10,851,689
Others	-	38,854,955	228,151,471	168,856,805	-	168,856,805

B.C.R.A. Notes
Bopreal 4B Vto 31/10/28 U$S	-	12,705,228	-	12,705,228	-	12,705,228
Bopreal S.1 C Vto.31/10/27 U$S	-	-	1,392,049	-	-	-
Bopreal S.1 B Vto.31/10/27 U$S	-	-	141,247	-	-	-
Bopreal S.1 D Vto.31/10/27 U$S	-	-	46,757	-	-	-

Private bonds
On Surcos 11 U$S Vto 20/07/25	-	1,091,325	1,192,837	1,091,325	-	1,091,325
Pagaré U$S Vto 18/10/24	-	266,240	291,382	266,240	-	266,240

Total other debt securities		913,980,825	900,009,796	1,482,798,983	-	1,482,798,983
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
A3 Mercados S.A.	-	3,904,962	4,700,324	3,904,962	-	3,904,962
Cedear SPDR Dow Jones Ind	-	3,344	3,946	3,344	-	3,344
Cedear SPDR S&P	-	3,165	3,774	3,165	-	3,165

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

ITEMS	HOLDING			POSITION
	Level of fair value	Book value 03/31/2026	Book value 12/31/2025	Position with no options	Options	Final position
Cedear Financial Select Sector	-	2,838	3,588	2,838	-	2,838
Cedear Ishares MSCI Brasil	-	1,324	1,253	1,324	-	1,324

Measured at fair value with changes in ORI
Of the country
Others	3	1,635,824	1,531,830	1,635,824	-	1,635,824

Total equity instruments		5,551,457	6,244,715	5,551,457	-	5,551,457
Total		1,231,145,966	1,179,320,141	1,880,971,018	-	1,880,971,018

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2026 and December, 31, 2025 balances of loans and other financing are the following:

	03/31/2026	12/31/2025
COMMERCIAL PORTFOLIO

Normal situation	2,063,081,024	2,143,853,858
-With "A" Preferred Collateral and Counter-guarantees	49,476,440	50,555,904
-With "B" Preferred Collateral and Counter-guarantees	52,191,201	55,114,115
- Without Preferred Collateral nor Counter-guarantees	1,961,413,383	2,038,183,839

Subject to special monitoring
- Under Observation	13,635,081	10,578,517
-With "A" Preferred Collateral and Counter-guarantees	567,615	-
-With "B" Preferred Collateral and Counter-guarantees	8,951,912	6,452,976
-Without Preferred Collateral nor Counter-guarantees	4,115,554	4,125,541

With problems	3,611,279	-
-With "A" Preferred Collateral and Counter-guarantees	302,161	-
-With "B" Preferred Collateral and Counter-guarantees	4,954	-
- Without Preferred Collateral nor Counter-guarantees	3,304,164	-

High risk of insolvency	22,640,373	28,745,874
-With "A" Preferred Collateral and Counter-guarantees	203,186	5,151
-With "B" Preferred Collateral and Counter-guarantees	9,278,186	10,617,360
- Without Preferred Collateral nor Counter-guarantees	13,159,001	18,123,363

Uncollectible	2,893,551	783,458
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	124,345	72,838
- Without Preferred Collateral nor Counter-guarantees	2,769,206	710,620

TOTAL COMMERCIAL PORTFOLIO	2,105,861,308	2,183,961,707

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	03/31/2026	12/31/2025
CONSUMER AND HOUSING PORTFOLIO

Normal situation	1,933,583,176	2,098,153,258
-With "A" Preferred Collateral and Counter-guarantees	55,386,763	67,133,601
-With "B" Preferred Collateral and Counter-guarantees	490,928,374	544,250,390
- Without Preferred Collateral nor Counter-guarantees	1,387,268,039	1,486,769,267

Low Risk	98,329,575	128,379,404
-With "A" Preferred Collateral and Counter-guarantees	2,754,262	2,980,517
-With "B" Preferred Collateral and Counter-guarantees	22,199,914	28,515,989
- Without Preferred Collateral nor Counter-guarantees	73,375,399	96,882,898

Medium Risk	88,039,523	100,675,256
-With "A" Preferred Collateral and Counter-guarantees	2,108,199	2,132,527
-With "B" Preferred Collateral and Counter-guarantees	11,858,914	16,946,546
- Without Preferred Collateral nor Counter-guarantees	74,072,410	81,596,183

High Risk	111,592,988	92,561,834
-With "A" Preferred Collateral and Counter-guarantees	2,844,475	1,907,173
-With "B" Preferred Collateral and Counter-guarantees	18,730,996	18,337,369
- Without Preferred Collateral nor Counter-guarantees	90,017,517	72,317,292

Uncollectible	12,677,655	9,625,535
-With "A" Preferred Collateral and Counter-guarantees	304,377	41,363
-With "B" Preferred Collateral and Counter-guarantees	2,540,452	1,769,972
- Without Preferred Collateral nor Counter-guarantees	9,832,826	7,814,200

TOTAL CONSUMER AND HOUSING PORTFOLIO	2,244,222,917	2,429,395,287
TOTAL GENERAL(1)	4,350,084,225	4,613,356,994

(1) Conciliation with Statement of Financial Position:
Loans and other financing	3,879,573,027	4,121,695,395
Other debt securities	913,980,825	900,009,796
Off-balance sheet items	123,311,219	127,979,432
more Allowances for loan losses	250,803,287	259,435,047
more IFRS adjustments not computable for ESD	2,880,368	5,437,976
less Public Bonds valued at Amortized Cost	(820,464,501)	(801,200,652)
Total	4,350,084,225	4,613,356,994

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of March 31, 2026 and December 31, 2025 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	03/31/2026		12/31/2025
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	569,822,733	13.1%	478,645,742	10.4%
50 following largest customers	779,485,264	17.9%	791,976,712	17.2%
100 following largest customers	437,648,706	10.1%	495,009,713	10.7%
Rest of customers	2,563,127,522	58.9%	2,847,724,827	61.7%
TOTAL	4,350,084,225	100.0%	4,613,356,994	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of March 31, 2026 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	5,888,724	61,310	0	61,310	122,620	61,310	6,195,274
Financial Sector	-	162,415,695	192,714,133	140,344,114	70,031,483	7,534,946	2,159,683	575,200,054
Non-financial private sector and residents abroad	106,265,946	1,408,297,273	571,222,054	549,633,312	620,139,173	693,776,194	1,250,725,138	5,200,059,090
TOTAL	106,265,946	1,576,601,692	763,997,497	689,977,426	690,231,966	701,433,760	1,252,946,131	5,781,454,418

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended March 31, 2026 and December 31, 2025, were as follows:

Item	At the beginning of the period	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the period	At the end of the period	03/31/2026	12/31/2025
Cost model
Furniture and facilities	51,465,630	10	-	545,392	(153)	(42,584,725)	-	(351,978)	(42,936,703)	9,074,166	8,880,905
Machinery and equipment	164,228,690	10	-	248,802	-	(147,582,321)	-	(2,047,676)	(149,629,997)	14,847,495	16,646,369
Vehicles	3,435,729	5	-	415,418	(4,758)	(1,677,229)	145	(176,359)	(1,853,443)	1,992,946	1,758,500
Right of Use Assets	30,634,669	50	-	2,884,820	(4,033,116)	(16,867,167)	4,033,116	(3,225,766)	(16,059,817)	13,426,556	13,767,502
Construction in progress	17,645,048	-	-	766,721	(1,772,590)	-	-	-	-	16,639,179	17,645,048
Revaluation model
Land and Buildings	98,535,592	50	-	-	-	(12,049,568)	-	(421,782)	(12,471,350)	86,064,242	86,486,024
Total	365,945,358		-	4,861,153	(5,810,617)	(220,761,010)	4,033,261	(6,223,561)	(222,951,310)	142,044,584	145,184,348

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F – INVESTMENT PROPERTIES

Movements in investment properties for the period ended March 31, 2026 and December 31, 2025, were as follows:

Item	At the beginning of the period	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying 03/31/2026	Net carrying 12/31/2025
						Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	1,635,946	5	-	-	-	(398,432)	-	(108,661)	(507,093)	1,128,853	1,237,515
Measurement at fair value
Rent building	100,093,194	50	-	-	(1,219,079)		-	-	-	98,874,115	100,093,194
Total	101,729,140		-	-	(1,219,079)	(398,432)	-	(108,661)	(507,093)	100,002,968	101,330,709

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended March 31, 2026 and December 31, 2025 were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation			Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	03/31/2026	12/31/2025
Measurement at cost
Goodwill	84,733,947	-	-	-	-	-	-	-	84,733,947	84,733,947
Brands	5,741,136	-	-	-	-	-	-	-	5,741,136	5,741,136
Other intangible assets	459,938,817	-	6,724,533	(47,062)	(296,686,771)	-	(13,598,923)	(310,285,694)	156,330,594	163,252,046
TOTAL	550,413,900	-	6,724,533	(47,062)	(296,686,771)	-	(13,598,923)	(310,285,694)	246,805,677	253,727,129

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of March 31, 2026 and December 31, 2025  the concentration of deposits is the following:

Number of customers	Deposits
	03/31/2026		12/31/2025
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	1,807,335,329	33.8%	1,856,628,704	33.1%
50 following largest customers	1,084,480,407	20.3%	1,257,475,034	22.4%
100 following largest customers	293,080,757	5.5%	325,752,173	5.8%
Rest of customers	2,155,521,640	40.4%	2,162,370,699	38.6%
TOTAL	5,340,418,133	100.0%	5,602,226,610	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	295,916,800	54,505,205	-	-	-	-	350,422,005
Financial sector	1,524,666	-	-	-	-	-	1,524,666
Non-financial private sector and overseas residents	4,483,264,921	356,671,135	95,634,875	76,089,117	2,377,610	-	5,014,037,658
Liabilities at fair value through profit or loss	10,207,088	-	-	-	-	-	10,207,088
Repo Transactions	547,174,682	-	-	-	-	-	547,174,682
Other financial liabilities	273,071,457	2,106,758	2,949,517	4,393,171	4,142,173	1,153,242	287,816,318
Financing received from the B.C.R.A. and other financial institutions	230,267,852	36,441,748	107,481,540	3,050,932	13,339,262	265,270,195	655,851,529
Marketable bonds issued	-	39,592,061	23,626,124	39,175,764	7,206,981	-	109,600,930
TOTAL	5,841,427,466	489,316,907	229,692,056	122,708,984	27,066,026	266,423,437	6,976,634,876

As of March 31, 2026:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of March 31, 2026 and December 31, 2025:

Items	As of March 31, 2026	As of March 31, 2026 (per currency)				As of December 31, 2025
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	843,708,530	816,854,950	17,492,492	77,159	9,283,929	954,700,103
Debt securities at fair value through profit or loss	15,215,647	15,215,647	-	-	-	72,643,513
Other financial assets	33,745,492	33,745,468	24	-	-	40,257,914
Loans and other financing	859,823,684	857,847,490	1,976,194	-	-	880,566,949
Other Debt Securities	85,947,036	85,947,036	-	-	-	69,214,750
Financial assets pledged as collateral	126,641,185	126,641,185	-	-	-	155,626,121
Other non-financial assets	6,335	6,335	-	-	-	372,357
TOTAL ASSETS	1,965,087,909	1,936,258,111	19,468,710	77,159	9,283,929	2,173,381,707

LIABILITIES
Deposits	1,723,566,190	1,709,366,258	14,199,932	-	-	1,876,203,968
Non-financial public sector	12,481,008	12,478,689	2,319	-	-	14,416,505
Financial sector	132	132	-	-	-	5,259
Non-financial private sector and foreign residents	1,711,085,050	1,696,887,437	14,197,613	-	-	1,861,782,204
Other financial liabilities	56,061,845	52,290,104	3,635,185	213	136,343	62,077,972
Financing received from the Argentine Central Bank and other financial institutions	351,255,063	349,448,336	1,806,727	-	-	407,064,446
Negotiable bonds issued	77,764,845	77,764,845	-	-	-	89,508,889
Other non-financial liabilities	1,254,856	1,254,200	640	-	16	1,037,722
TOTAL LIABILITIES	2,209,902,799	2,190,123,743	19,642,484	213	136,359	2,435,892,997

NET POSITION	(244,814,890)	(253,865,632)	(173,774)	76,946	9,147,570	(262,511,290)

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of March 31, 2026:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	253,305,868	(6,114,469)	(1,541,634)	21,112,256	(21,854,328)	244,907,693
Other financial institutions	471,219	352,298	-	-	(40,655)	782,862
SPNF and residents from abroad	252,834,649	(6,466,767)	(1,541,634)	21,112,256	(21,813,673)	244,124,831
Overdrafts	10,580,307	(346,585)	1,777,499	6,563,820	(912,831)	17,662,210
Promissory Notes	15,272,962	(388,473)	5,471	2,183,763	(1,317,697)	15,756,026
Mortgages	1,124,293	572,644	884,764	1,916,172	(97,000)	4,400,873
Automobile and other secured loans	44,432,595	202,797	(3,371,809)	(2,951,436)	(3,833,486)	34,478,661
Personal loans	122,295,715	(2,120,689)	1,524,039	6,308,135	(10,551,239)	117,455,961
Credit cards loans	48,606,558	(4,169,350)	(2,514,677)	5,860,804	(4,193,601)	43,589,734
Receivable from Financial leases	3,959,139	(5,754)	(393,322)	1,213,540	(341,580)	4,432,023
Other	6,563,080	(211,357)	546,401	17,458	(566,239)	6,349,343
Other debt securities	351,467	(2)	-	(1,400)	(30,323)	319,742
Eventual responsibility	386,411	(83,950)	79,984	51,463	(33,338)	400,570
Unused credit card balances	4,272,283	43,815	470,670	-	(368,597)	4,418,171
Checking account revocable agreements	1,119,018	(248,802)	(16,561)	-	(96,544)	757,111
Total of Allowances	259,435,047	(6,403,408)	(1,007,541)	21,162,319	(22,383,130)	250,803,287

GRUPO SUPERVIELLE S.A.

Informative review as of March 31, 2026

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company aims to position itself as a leader in the local financial sector by offering innovative, inclusive, and accessible financial services. Its strategy, implemented through its various businesses (banking and non-banking), allows it to reach every segment of the population with the appropriate product offerings, service model, and price/risk ratio.

The net income attributable to the owners of the parent company, ending March 31, 2026, shows a loss of 17,060,679 representing a negative average return on equity of 6.2%. This result stemmed primarily from the performance of our investments in other companies.

The Annual General Meeting of Shareholders, held on April 23, 2026, approved absorbing the Unassigned Results for the fiscal year ending December 31, 2025, against the optional reserve for thousands of pesos $53,130,025.

Grupo Supervielle S.A., the controlling company of the economic group, held the following indirect shareholdings in its controlled companies as of March 31, 2026 and December 31, 2025:

Company	Main Activity	Interest in capital stock
		03/31/2026	12/31/2025
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.U.F. e I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
IOL Agente de Valores S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U (in liquidation)	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Informative review as of March 31, 2026

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has over 130 years of experience operating in Argentina. Supervielle focuses on offering rapid solutions to its clients and adapting effectively to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle's shares have been listed on the ByMA and NYSE.

The results of Grupo Supervielle's subsidiaries are detailed below:

Company	Assets	Liabilities	Equity (*)	Net Income (*)	Capital (*)
Banco Supervielle S.A. (*)	7,798,691,990	6,992,859,558	805,832,432	(28,088,337)	7,798,691,990
Supervielle Asset Management S.A.	33,151,685	6,750,686	26,400,999	4,327,031	33,151,685
Sofital S.A.U.F. e I.	37,558,066	40,187	37,517,878	(638,712)	37,558,066
Espacio Cordial de Servicios S.A.	4,282,005	2,232,611	2,049,394	(504,335)	4,282,005
Micro Lending S.A.U.	873,551	429,190	444,361	(100,082)	873,551
Portal Integral de Inversiones S.A.U. (***)	6,566,970	3,711,173	2,855,797	1,848,561	6,566,970
InvertirOnline S.A.U.	457,842,265	398,523,932	59,318,333	4,850,095	457,842,265
IOL Holding S.A. (***)	149,035,997	946	149,035,052	24,317,351	149,035,997
IOL Agente de Valores S.A.	1,093,139	132,178	960,961	(101,239)	1,093,139
Supervielle Seguros S.A. (**)	41,886,132	18,247,184	23,638,947	8,877,066	41,886,132
Supervielle Productores Asesores de Seguros S.A.	10,654,157	7,226,587	3,427,569	1,478,711	10,654,157
Bolsillo Digital S.A.U. (in liquidation) (***)	7,191	-	7,191	(5,035)	7,191
Supervielle Agente de Negociación S.A.U.	59,094,710	51,800,223	7,294,487	1,590,268	59,094,710

(*) attributable to the owners of the controlling company

(**) corresponding to the result of 9 months

(***) this corresponds to balances as of December 31, 2025

ASSET STRUCTURE, RESULTS, STRUCTURE OF CASH FLOWS AND MAIN RATIOS.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

The information as of March 31, 2026, 2025, 2024, and December 31, 2025 and 2024 corresponds to the originally reported figures expressed in homogeneous currency.

Statement of Financial Position	03/31/2026	12/31/2025	12/31/2024
Total Assets	8,154,791,221	8,527,234,850	6,520,433,829
Total Liabilities	7,066,292,219	7,424,010,295	5,334,560,039
Shareholders’ Equity	1,088,499,002	1,103,224,555	1,185,873,790
Total Liabilities plus Shareholders’ Equity	8,154,791,221	8,527,234,850	6,520,433,829

Income Statement	03/31/2026	03/31/2025	03/31/2024
Net income from interest	212,623,281	196,748,580	1,153,520,018
Net income from commissions	60,510,923	71,496,756	256,436,355
Net income before income tax	(22,353,593)	13,505,432	252,813,641
Total comprehensive income attributable to owners of the parent company - Earnings	(15,708,531)	8,198,885	164,202,860

Consolidated Cash Flow Statement	03/31/2026	03/31/2025	03/31/2024
Total operating activities	(248,184,627)	(63,624,899)	49,676,361
Total investment activities	(7,434,725)	(9,375,248)	(8,658,600)
Total financing activities	(13,020,256)	249,664,737	8,176,336
Effect of changes in exchange rate	152,917,992	19,291,317	19,615,545

GRUPO SUPERVIELLE S.A.

Informative review as of March 31, 2026

(expressed in thousands of pesos in homogeneous currency)

Result from exposure to changes in the purchasing power of the currency	(166,311,038)	(74,872,882)	(233,242,449)
Net increase / (decrease in cash and cash equivalents	(282,032,654)	121,083,025	(164,432,807)

EQUITY STRUCTURE. RESULTS. STRUCTURE OF GENERATION OR USE OF FUNDS. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	03/31/2026	12/31/2025	12/31/2024

Liquidity	30.34%	33.95%	24.03%
- Cash and cash equivalents (1)	1,620,325,781	1,902,358,436	1,098,113,800
- Deposits	5,340,418,133	5,602,226,610	4,568,831,410

Solvency	15.40%	14.86%	22.23%
- Shareholders Equity	1,088,499,002	1,103,224,555	1,185,873,790
- Total Liabilities	7,066,292,219	7,424,010,295	5,334,560,039

Immobilization of Capital	7.86%	7.45%	8.44%
-Immobilized Assets (2)	640,702,917	635,537,473	550,144,582
-Total Assets	8,154,791,221	8,527,234,850	6,520,433,829

(1) Includes cash, private and public securities quoted and shares in mutual funds.

(2) Includes: Investment property, property, plant and equipment, intangible assets, deferred income tax assets, other non-financial assets, inventories, non-current assets held for sale.

Adoption of International Financial Reporting Standards (IFRS)

The Central Bank of Argentina (BCRA), through Communications “A” 5541 and its amendments, established the convergence plan towards International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision.

Through Communications “A” 6430 and 6847, the BCRA established that Financial Institutions must begin applying the provisions regarding the impairment of financial assets contained in paragraph 5.5 of IFRS 9, starting with fiscal years beginning on or after January 1, 2020, with the exception of debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of these provisions.

Through Communication “A” 7014 dated May 14, 2020, the B.C.R.A. established that Public Sector debt instruments received by financial entities in exchange for others must be initially recognized at the book value that the delivered instruments have on the date of said exchange, without analyzing whether or not the derecognition criteria established by IFRS 9 are met, nor eventually recognizing the new instrument received at its market value as established by said IFRS.

Furthermore, Article 2, Chapter I, Section I, of Title IV of the consolidated text issued by the CNV (National Securities Commission) establishes that issuing entities whose principal assets consist of investments in financial institutions or insurance companies are exempt from submitting their Financial Statements under IFRS and may opt to submit them in accordance with the regulations established by the Central Bank of the Argentine Republic and the National Superintendency of Insurance, respectively.

Regarding the aforementioned requirements, the following details apply:

• The corporate purpose of Grupo Supervielle S.A. is exclusively to carry out financial and investment activities;

• The investment in financial institutions and the insurance company represents 74.4% of Grupo Supervielle S.A.'s assets, constituting the company's principal asset;

• 91.36% of Grupo Supervielle S.A.'s revenues derive from its participation in the profits of the financial institutions and the insurance company.

GRUPO SUPERVIELLE S.A.

Informative review as of March 31, 2026

(expressed in thousands of pesos in homogeneous currency)

• Grupo Supervielle S.A. owns a direct and indirect stake in the share capital of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A., which gives it control of the aforementioned entities.

Perspectives

For the year 2026, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Condensed Interim Financial Statements

For the three-month period ended on March 31, 2026, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2026 and December 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2026	12/31/2025
ASSETS
Cash and due from banks	2,3 and 5.1	120,269	215,465
Cash		-	-
Other local and financial institutions		120,269	215,465
Other financial assets	2, 3, 5.2 and 7	4,171,175	4,509,809
Other debt securities	2, 3, 5.3 and A	17,212,805	17,270,953
Current income tax assets	7	671,857	699,538
Investment in subsidiaries, associates, and joint ventures	4, 5.4 and 6	1,030,341,215	1,049,976,473
Intangible Assets	5.5 and G	29,610,036	29,610,036
Deferred income tax assets	7	113,814	60,092
Other non-financial assets	5.6 and 7	5,840,766	517,677
TOTAL ASSETS		1,088,081,937	1,102,860,043

LIABILITIES
Other Non-Financial Liabilities	5.7 and 7	407,704	488,663
TOTAL LIABILITIES		407,704	488,663

SHAREHOLDERS' EQUITY
Capital stock	8	437,731	437,731
Paid in capital		798,014,597	798,014,597
Capital Adjustments		85,349,460	85,349,460
Paid in capital		4,941	6,680
Own shares in portfolio		3,257,145	4,404,166
Comprehensive adjustment of shares in portfolio		(14,277,297)	(16,969,780)
Earnings Reserved		281,432,873	281,965,212
Reserve		(53,130,025)	39,663
Other comprehensive income		3,645,487	2,293,339
Net Income for the year		(17,060,679)	(53,169,688)
TOTAL SHAREHOLDERS' EQUITY		1,087,674,233	1,102,371,380
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		1,088,081,937	1,102,860,043

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2026 and December 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

Items	Notes	03/31/2026	12/31/2025
Interest income	5.8	1,491,034	671,300
Net interest income		1,491,034	671,300
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	5.9	(153,579)	26,848
Result from derecognition of financial asset measured at amortized cost		(1,118)	(4,357)
Difference in gold and foreign currency quotations		(2,515)	15,848
Financial and holding results		(157,212)	38,339
Subtotal		1,333,822	709,639
Other operating income	5.10	925,671	1,330,174
Result for exposure to changes in currency purchasing power		(2,012,490)	(765,803)
Impairment losses on financial assets		349	720
Net operating income		247,352	1,274,730
Personal expenses	5.11	(171,379)	(322,303)
Administrative expenses	5.12	(517,388)	(445,975)
Depreciation and impairment of non-financial assets	G	-	-
Other operating expenses	5.13	(47,525)	(61,112)
Net operating income		(488,940)	445,340
Profit or loss by subsidiaries, associates, and joint ventures	5.14	(16,635,560)	10,058,933
Profit before income tax		(17,124,500)	10,504,273
Income tax		63,821	21,770
Net profit for the period		(17,060,679)	10,526,043

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the three-month period ended on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	03/31/2025
NUMERATOR
Net income for the year attributable to owners of the parent company	(17,060,679)	10,526,043
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	(17,060,679)	10,526,043

DENOMINATOR
Weighted average of ordinary shares	437,731	437,731
PLUS: Weighted average of number of ordinary shares issued with dilution effect	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	437,731	437,731

Basic Income per share	(38,98)	24,05
Diluted Income per share	(38,98)	24,05

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

As of March 31, 2026, 3,043 shares are excluded from the calculation because they have an antidilutive effect.

GRUPO SUPERVIELLE S.A.

SEPARATE INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	03/31/2025
Net income for the period	(17,060,679)	10,526,043
Foreign currency translation adjustment	(349,115)	447,338
Foreign currency translation adjustment for the fiscal year	(349,115)	447,338
Gains or losses on financial instruments at fair value with changes in OCI (Point 4,1.2a of IFRS 9)	29,736	88,412
Income / (Loss) for the period from financial instrument at fair value through other comprehensive income	39,765	118,122
Income tax	(10,029)	(29,710)
Participation of Other Comprehensive (Loss) / Income of associates and joint ventures recorded through the utilization of the participation method	1,671,527	(2,862,908)
Income / (Loss) of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	1,671,527	(2,862,908)
Total Other Comprehensive Income / (Loss) to be reclassified to profit or loss	1,352,148	(2,327,158)
Total Other Comprehensive Income / (Loss)	1,352,148	(2,327,158)
Total Comprehensive Income	(15,708,531)	8,198,885

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the three-month period ended on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio (1)	Comprehensive adjustment of own shares in portfolio (1)	Cost of treasury stock	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total shareholders´ equity
									Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2025	437,731	85,349,460	798,014,597	6,680	4,404,166	(16,969,780)	26,656,621	255,308,591	(5,062,236)	7,382,770	(27,195)	(53,130,025)	1,102,371,380
Share-based payments	-	-	-	-	-	-	-	1,011,384	-	-	-	-	1,011,384
Expiration of treasury shares	-	-	-	(1,739)	(1,147,021)	2,692,483	-	(1,543,723)	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	(17,060,679)	(17,060,679)
Other comprehensive results for the period	-	-	-	-	-	-	-	-	1,671,527	(349,115)	29,736	-	1,352,148
Balance on March 31, 2026	437,731	85,349,460	798,014,597	4,941	3,257,145	(14,277,297)	26,656,621	254,776,252	(3,390,709)	7,033,655	2,541	(70,190,704)	1,087,674,233

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

(1) See Note 11 of these separate condensed interim consolidated financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the three-month period ended on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Other comprehensive income			Retained earnings	Total shareholders´ equity
									Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	85,349,460	798,014,597	18,991	12,519,968	(30,474,744)	17,660,103	116,617,891	827,022	3,434,218	(29,315)	179,930,379	1,184,306,301
Other movements	-	-	-	-	-	-	-	-	(121,353)	-	-	121,353	-
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	10,526,043	10,526,043
Other comprehensive results for the period	-	-	-	-	-	-	-	-	(2,862,908)	447,338	88,412	-	(2,327,158)
Balance on March 31, 2025	437,731	85,349,460	798,014,597	18,991	12,519,968	(30,474,744)	17,660,103	116,617,891	(2,157,239)	3,881,556	59,097	190,577,775	1,192,505,186

 The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the three-month period ended on March 31, 2026 and March 31, 2025

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	03/31/2025

CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	(17,124,500)	10,504,273

Adjustments to obtain flows from operating activities:
Results by associates and joint ventures	16,635,560	(10,058,933)
Impairment losses on financial assets	(349)	(720)
Difference in gold and foreign currency quotations	2,515	(15,848)
Interest on loans and other financing	(1,491,034)	(671,300)
Result for exposure to changes in currency purchasing power	2,012,490	765,803
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	153,579	(26,848)
Result from write-off of assets measured at amortized cost	1,118	4,357

(Increases) / decreases from operating assets:
Other debt securities	13,058,441	2,537,632
Other assets	477,113	(23,727)

Increases / (decreases) from operating liabilities:
Other liabilities	(80,959)	(35,910)
Income Tax Payments	-	(99,612)

NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	13,643,974	2,879,167

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of subsidiaries	-	(10,555)

NET CASH USED IN INVESTING ACTIVITIES (B)	-	(10,555)

CASH FLOWS FROM FINANCING ACTIVITIES

NET CASH USED IN FINANCING ACTIVITIES (C)	-	-
EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	(1,328,685)	(585,929)
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY IN CASH AND EQUIVALENTS (E)	(686,321)	(164,026)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	11,628,968	2,118,657
Cash and cash equivalents at the beginning of the year (Note 2)	1,454,093	854,825
Cash and cash equivalents at the end of the year (Note 2)	13,083,061	2,973,482

The accompanying notes and schedules are an integral part of the Separate Consensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter "the Group"), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and from obtaining income from other financial assets.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial institution covered by Law No. 21.526 on Financial Institutions and subject to the regulations of the B.C.R.A. Therefore, the valuation and exposure guidelines used by that Entity have been adopted in accordance with the provisions of Title IV, Chapter I, Section I, article 2 of the 2013 Ordered Text of the National Securities Commission (C.N.V.).

These separate condensed interim financial statements have been approved by the Company’s Board of Directors at its meeting on May 6, 2026.

1.1 Differences between the accounting framework established by the B.C.R.A. and IFRS

These separate condensed interim financial statements have been prepared in accordance with: (i) the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34) and (ii) the accounting framework established by the BCRA, which is based on IFRS Accounting Standards issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC), for entities under its supervision, with the following exceptions:

●	temporary exemption from the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on non-financial public sector debt instruments.

If IFRS 9 had been applied to the debt instruments of the non-financial public sector, a net tax reduction of 10,957 million and 12,206 million would have been recorded in the Group’s assets as of March 31, 2026 and December 31, 2025, respectively.

●	except for the provisions of Communication "A" 7014 dated 14 May 2020, where the B.C.R.A. has established that Public Sector debt instruments which financial institutions receive in exchange from others must be recognized initially at the book value held by the instruments delivered on the date of such exchange, without analyzing whether or not the derecognition criteria set out in IFRS 9 are met, or eventually recognizing the new instrument received at its market value as required by IFRS 9.

If IFRS 9 had been applied on the above issues, a net income tax reduction of 8,716 and 11,839 million would have been recorded in the Group’s equity as of March 31, 2026 and December 31, 2025, respectively.

In accordance with IAS 34, the interim financial information will include an explanation of events and transactions occurring since the end of the last annual reporting period that are significant to understanding the changes in the Group's financial position, financial performance, and cash flows, with the objective of updating the information in the latest financial statements for the year ended December 31, 2025 (hereinafter, "annual financial statements"). Therefore, these separate condensed interim financial statements do not include all the information required in full financial statements prepared in accordance with International Financial Reporting Standards. For a proper understanding of the information included herein, they should be read in conjunction with the annual financial statements.

The Group management has concluded that these financial statements reasonably present the financial position, financial performance, and cash flows.

The preparation of separate financial statements requires the Group to make estimates and assessments that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as income and expenses recorded for the period. In this sense, estimates are made to calculate, for example, projections for credit risk, useful lives of property, plant and equipment, depreciation and amortization, recoverable value of assets, the income tax charge, and the fair value of certain financial instruments. Actual future results may differ from the estimates and assessments made at the date of preparation of these separate condensed interim financial statements.

Areas that involve a greater degree of judgement or complexity or areas where assumptions and estimates are material to consolidated financial statements are described in Note 2.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

As of the date of issue of these financial statements, they are awaiting transcription into the Inventory and Balance Sheet Book.

1.1.1 Going concern

As of the date of these separate condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2. Measuring unit

Figures included in these condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001, In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st , 2002, Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B,O, 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T,O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1st, 2020. Therefore, these financial statements have been re-expressed as of December 31, 2025.

1.1.3. Comparative information

The balances for the year ended December 31, 2025 that are presented in these consolidated financial statements for comparative purposes arise from the financial statements at those dates which were prepared under the rules in force for that year. Certain figures in those financial statements have been reclassified to present information in accordance with the rules in force as of March 31, 2025.

It should be noted that, due to the restatement of financial statements in accordance with IAS 29 and as established by Communication "A" 7211, the Group adjusts the figures in the Statement of Financial Situation, Statement of Operations, Statement of Other Comprehensive Results and Statement of Changes in Equity and their respective notes as of March 31, 2026 and December 31, 2025 for the purpose of presenting them in a homogeneous currency.

1.1.4. Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the period ended March 31, 2026 are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the period ended March 31, 2026:

(a) Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

These amendments clarify the recognition and derecognition requirements for certain financial assets and liabilities, with a new exception for some liabilities settled through an electronic cash transfer system; they also clarify and add guidance for assessing whether a financial asset meets the criteria for generating only principal and interest payments (SPPI); they add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to achieving environmental, social, and governance (ESG) objectives); and they will update the disclosures for equity instruments designated at fair value through other comprehensive income. The implementation date for these amendments is January 1, 2026. The Group does not expect any impacts from the implementation of this standard.

The changes that have not entered into force as of March 31, 2026:

(a) IFRS 18: Presentation and Disclosure in Financial Statements

This new standard focuses on the presentation of the statement of profit or loss. The key new concepts introduced by IFRS 18 relate to: the structure of the statement of profit or loss; disclosure requirements in the financial statements for certain performance measures reported outside an entity's financial statements (i.e., performance measures defined by management); and improvements to the principles of grouping and disaggregating items in the primary financial statements and in the notes to the financial statements in general. It will be effective for annual periods beginning on or after January 2027. Early application is permitted. Its impact on the Group's financial statements is being assessed.

(b) IFRS 19: Non-Publicly Responsible Subsidiaries – Disclosures

This voluntary standard allows eligible subsidiaries to replace the disclosures required by each specific IFRS with reduced disclosures that it establishes. It seeks to balance the information needs of users of these entities' financial statements while saving costs for preparers. A subsidiary will be eligible if: it has no public accountability; and its parent company presents consolidated financial statements for public use that comply with IFRS Standards. It will be effective for annual periods beginning in January 2027. Early adoption is permitted.

1.1.5. Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a) a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b) the temporal value of money; and

(c) the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●	If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

●	If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

●	If the financial instrument contains credit impairment, it is moved to “Stage 3”.

●	For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months, As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”), Note 1.2.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

●	Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition, ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for the measurement of PCEs, with respect to what was reported in the financial statements as of December 31, 2025.

1.2. Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accounting framework set by the Argentine Central Bank requires the utilization of certain key accounting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements which play a key role in the understanding of underlying accounting/financial accounting reporting risks:

(a) Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b) Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty participates in making estimations using assumptions that are highly subjective and overly sensitive to the risk factors.

Note 1.1.5 of the consolidated financial statements provides more detail of how the expected credit loss allowance is measured.

(c)  Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d) Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

(e) Share-based payments

Estimating the fair value of share-based payments requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate assumptions for the valuation model, including the remaining life of the share option, volatility, and the share's performance.

For measuring the fair value of share-based payments at the grant date, the Group uses the Black & Sholes model. The carrying amount, assumptions, and models used to estimate the fair value of share-based payment transactions are disclosed in Note 11.

2.	CASH AND DUE FROM BANKS

Cash and equivalents are the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	03/31/2026	12/31/2025	03/31/2025	12/31/2024
Cash and due from banks	120,269	215,465	378,087	382,035
Other financial assets	668,541	568,219	239,798	472,790
Other debt securities	12,294,251	670,409	2,355,597	-
Cash and cash equivalents	13,083,061	1,454,093	2,973,482	854,825

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	03/31/2026	12/31/2025	03/31/2025	12/31/2024
Cash and due from Banks
As per Statement of Financial Position	120,269	215,465	378,087	382,035
As per the Statement of Cash Flows	120,269	215,465	378,087	382,035
Other financial assets
As per Statement of Financial Position	4,171,175	4,509,809	369,166	474,849
Other financial assets not considered as cash equivalents	(3,502,634)	(3,941,590)	(129,368)	(2,059)
As per the Statement of Cash Flows	668,541	568,219	239,798	472,790
Other debt securities
As per Statement of Financial Position	17,212,805	17,270,953	8,474,618	7,844,020
Other financial assets not considered as cash equivalents	(4,918,554)	(16,600,544)	(6,119,021)	(7,844,020)
As per the Statement of Cash Flows	12,294,251	670,409	2,355,597	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged, or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, as of March 31, 2026 and December 31, 2025:

Portfolio of instruments at 03/31/2026	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other debt securities	10,431	190,050	-	200,481
Other financial assets	4,171,175	-	-	4,171,175
Total Assets	4,181,606	190,050	-	4,371,656

Portfolio of instruments at 12/31/2025	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other Debt securities	13,087	394,102	-	407,189
Other financial assets	4,509,809	-	-	4,509,809
Total Assets	4,522,896	394,102	-	4,916,998

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31, 2026 and December 31, 2025:

Other Financial Instruments as of 03/31/2026	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	120,269	120,269	120,269	-	-
Other Debt securities	17,012,324	17,409,569	17,409,569	-	-
Total Assets	17,132,593	17,529,838	17,529,838	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	215,465	215,465	215,465	-	-
Other Debt securities	16,863,764	16,846,520	16,846,520	-	-
Total Assets	17,079,229	17,061,985	17,061,985	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 03/31/2026	Book value at 12/31/2025
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial bank	834,348	805,832,432	792,277,512	818,680,440
Sofital S.A.U.F e I.	Ord.	1	21,543,880	Financial operations and securities. adm	21,544	37,517,878	25,938,689	26,380,722
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Administration of the FCI	1,407	26,400,999	25,105,931	20,990,070
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Marketing of products and services	1,340	2,049,394	1,946,898	2,426,042
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance Company	1,625	23,638,947	22,389,454	20,203,726
Micro Lending S.A.U.	Ord.	1	4,891,042	Financial investments	4,891	444,361	444,361	544,444
IOL Holding S.A.	Ord.	1	2,451,391,647	Own settlement and clearing agent	69,323,484	149,035,052	151,679,432	147,857,205
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Representation	61,599	3,427,569	3,264,451	7,189,606
Supervielle Agente de Negociación S.A.U.	Ord.	1000	55,027	Financial activity	55,027	7,294,487	7,294,487	5,704,218
Total investments in subsidiaries, associates and joint ventures							1,030,341,215	1,049,976,473

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

5.COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME
	03/31/2026	12/31/2025
5.1 Cash and due from banks
Financial institutions and correspondents	120,269	215,465
	120,269	215,465
5.2 Other financial assets
Investments in mutual funds	668,541	568,218
Alaya Investment	3,383,624	3,908,413
Miscellaneous Debtors	119,010	33,178
	4,171,175	4,509,809

5.3 Other debt securities
Unsubordinated debt securities	190,049	394,102
Public securities	17,022,756	16,876,851
	17,212,805	17,270,953

5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	792,277,512	818,680,440
Sofital S.A.U.F e I.	25,938,689	26,380,722
Supervielle Asset Management S.A.	25,105,931	20,990,070
Espacio Cordial de Servicios S.A.	1,946,898	2,426,042
Supervielle Seguros S.A.	22,389,454	20,203,726
Micro Lending S.A.U.	444,361	544,444
Supervielle Broker de Seguros S.A.	3,264,451	7,189,606
Supervielle Agente de Negociación S.A.U.	7,294,487	5,704,218
IOL Holding S.A.	151,679,432	147,857,205
	1,030,341,215	1,049,976,473
5.5 Intangible Assets
Goodwill – Business combination	29,610,036	29,610,036
	29,610,036	29,610,036
5.6 Other non-financial assets
Dividends receivable	5,333,494	-
Commissions to be collected	357,792	354,083
Prepaid expenses	149,480	163,594
	5,840,766	517,677

5.7 Other non-financial liabilities
Compensation and social charges payable	79,192	93,791
Miscellaneous creditors	328,512	394,872
	407,704	488,663

	03/31/2026	03/31/2025
5.8 Interest income
Interest earned	35	15
Result by tenure - Government bonds valued at cost	(241)	14,168
Result by holding - marketable bonds	(14,627)	72,625
Profit per holding - TP at amortized cost	1,505,867	584,492
	1,491,034	671,300

5.9 Net from financial instruments at fair value through profit or loss
Income from mutual funds	39,043	26,848
Income from Alaya investment	(192,622)	-
	(153,579)	26,848
5.10 Other operating income
Subsidiaries’ advisory fees	889,327	1,180,032
Royalties	1,193	1,561

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2026	03/31/2025
Reassess retirement insurance contributions	-	13,680
Commissions from foreign sources	35,151	134,901
	925,671	1,330,174
5.11 Personnel expenses
Personnel expenses	171,379	322,303
	171,379	322,303
5.12 Administration expenses
Bank expenses	3,825	1,090
Professional fees	126,477	90,441
Directors and syndics’ fees	257,342	214,825
Taxes, fees and contributions	-	15,394
Office expenses and services	25,546	18,595
Other expenses	104,198	105,630
	517,388	445,975
5.13 Other operating expenses
Turnover tax from Service Activities	44,526	59,080
Turnover tax from Financial Activities	2,999	2,032
	47,525	61,112
5.14 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A.	(28,764,199)	(4,230,949)
Results from equity investment in Supervielle Asset Management S.A.	4,111,929	5,031,409
Results from equity investment in Sofital S.A.U.F e I.	(442,033)	298,517
Results from equity investment in Espacio Cordial de Servicios S.A.	(479,143)	256,117
Results from equity investment in Supervielle Seguros S.A.	2,181,950	3,058,837
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	1,408,339	1,118,725
Results from equity investment in FF Fintech S.A	-	51,562
Results from equity investment in Micro Lending S.A.U.	(100,082)	(83,839)
Results from equity investment in Supervielle Agente de Negociación S.A.U.	1,590,269	(155,512)
Results from equity investment in IOL Holding S.A.	3,857,410	4,714,066
	(16,635,560)	10,058,933

6.	COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES

As of March 31, 2026 and December 31, 2025, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of participation
				03/31/2026		12/31/2025
				Direct	Direct and indirect	Direct	Direct and indirect
Banco Supervielle S.A.	Controlada	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlada	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F. e I.	Controlada	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlada	Avda. Gral. San Martín 731, 1st floor - Mendoza – Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlada	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlada	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlada	Humboldt 1550, 2nd floor, Unidad Funcional 201, C.A.B.A., Argentina	Settlement and Clearing Agent	-	100.00%	-	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of participation
				03/31/2026		12/31/2025
				Direct	Direct and indirect	Direct	Direct and indirect
Portal Integral de Inversiones S.A.U.	Controlada	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlada	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
IOL Agente de Valores S.A.	Controlada	Gral Dr. Arturo J Baliñas 1145, 6th floor. Montevideo, Uruguay	Financial Company	-	100.00%	-	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlada	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U. (in liquidation)	Controlada	San Martin 344, 16th floor. C.A.B.A., Argentina	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlada	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1) Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 31/03/26 and 31/12/25.

The net worth and results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of March 31, 2026
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	7,798,691,990	6,992,859,558	805,832,432	(28,088,337)
Supervielle Asset Management S.A.	33,151,685	6,750,685	26,400,999	4,327,031
Sofital S.A.U.F. e I.	37,558,066	40,188	37,517,878	(638,712)
Espacio Cordial de Servicios S.A.	4,282,005	2,232,611	2,049,394	(504,335)
Micro Lending S.A.U.	873,551	429,190	444,361	(100,082)
Portal Integral de Inversiones S.A.U. (3)	6,566,970	3,711,173	2,855,797	1,848,561
InvertirOnline S.A.U.	457,842,265	398,523,932	59,318,333	4,850,095
IOL Holding S.A. (3)	149,035,997	945	149,035,052	24,317,351
IOL Agente de Valores S.A.	1,093,139	132,178	960,961	(101,239)
Supervielle Seguros S.A. (2)	41,886,132	18,247,185	23,638,947	8,877,066
Supervielle Productores Asesores de Seguros S.A.	10,654,157	7,226,588	3,427,569	1,478,711
Bolsillo Digital S.A.U. (in liquidation)	7,191	-	7,191	(5,035)
Supervielle Agente de Negociación S.A.U.	59,094,710	51,800,223	7,294,487	1,590,268

          (1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for nine months.

(3) Balances as of December 31, 2025.

As of December 31, 2025
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	8,101,299,826	7,269,052,288	832,247,538	(124,242,828)
Supervielle Asset Management S.A.	28,716,435	6,642,467	22,073,968	21,645,941
Sofital S.A.U. F. e I.	38,114,823	4,625	38,110,198	(1,239,762)
Espacio Cordial de Servicios S.A.	3,618,307	1,064,578	2,553,729	2,253
Micro Lending S.A.U.	1,118,264	573,820	544,444	(120,218)
Portal Integral de Inversiones S.A.U.	6,566,970	3,711,173	2,855,797	1,848,561
InvertirOnline S.A.U.	448,698,996	394,230,758	54,468,238	20,735,781
IOL Holding S.A.	149,035,997	945	149,035,052	24,317,351
IOL Agente de Valores S.A.	1,378,736	151,793	1,226,943	(371,241)
Supervielle Seguros S.A. (2)	39,389,054	18,016,330	21,372,724	6,610,844
Supervielle Productores Asesores de Seguros S.A.	9,116,420	1,567,561	7,548,859	6,162,962
Bolsillo Digital S.A.U. (in liquidation)	7,191	-	7,191	(5,035)

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2025
Company	Assets	Liabilities	Shareholders’ equity	Net income
Supervielle Agente de Negociación S.A.U.	12,569,564	6,865,345	5,704,219	(395,453)

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for six months.

As of March 31, 2026 and December 31, 2025, balances with Grupo Supervielle S.A.‘s controlled are as follows:

Assets	03/31/2026	12/31/2025

Cash and due from banks
Banco Supervielle S.A.	44,336	52,592
InvertirOnline S.A.U.	18	20
	44,354	52,612

Other financial assets
Espacio Cordial Servicios S.A.	3,194	3,496
	3,194	3,496
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	912	1,053
	912	1,053

As of March 31, 2026 and 2025, results with Grupo Supervielle S.A. ‘s controlled are as follows:

	03/31/2026	03/31/2025
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	35	15
	35	15

Other operating income
Banco Supervielle S.A.	867,290	1,150,791
Sofital S.A.U. F. e I.	1,390	1,845
Supervielle Asset Management S.A.	13,664	18,131
Espacio Cordial de Servicios S.A.	8,176	10,826
	890,520	1,181,593
Administrative expenses
Bank expenses – Banco Supervielle S.A.	2,505	181
Rent – Banco Supervielle S.A.	9,913	9,611
Legal and accounting consultancy services - Banco Supervielle S.A.	1,072	1,422
Fees for market operations - SAN	-	516
	13,490	11,730

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of March 31, 2026, is as follows:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	Other financial assets	Other non-financial assets	Current income tax assets	Deferred income tax assets/liabilities	Other non- financial liabilities
To expire
1st. Quarter	4,171,175	5,840,766	671,857	-	407,704
2nd. Quarter	-	-		-	-
3rd. Quarter	-	-		-	-
4th. Quarter	-	-		-	-
More than one period	-	-	-	113,814	-
Subtotal to be expired	4,171,175	5,840,766	671,857	113,814	407,704
No time limit		-			-
Of expired term	-	-	-	-	-
Total	4,171,175	5,840,766	671,857	113,814	407,704
The fixed fee	-	-	-	-	-
The variable rate	668,541	-	-	-	-
No earn interest	3,502,634	5,840,766	671,857	113,814	407,704
Total	4,171,175	5,840,766	671,857	113,814	407,704

8.	CAPITAL STOCK

As of March 31, 2026, and 2025, the capital stock net of own shares held by 4,940 and 18,991 is the following:

Capital Stock	Nominal Value
Capital stock as of 03/31/2026	437,731
Capital stock as of 03/31/2025	437,731

In accordance with the Company's bylaws, any transfer of shares or circumstance that could change their rating or alter their shareholding structure must be reported to the Central Bank of Argentina (BCRA).

The following details the Treasury Share Acquisition Program (figures in pesos are expressed in historical currency):

On July 20, 2022, the Company's Board of Directors resolved to approve a Treasury Share Acquisition Program with a maximum investment of 2,000,000 pesos or the lesser amount resulting from the acquisition of up to 10% of the share capital. The price to be paid for the shares was up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of ARS 138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company could acquire shares for a period of 250 calendar days from the effective date of the program, subject to any renewal or extension of the term approved by the Board of Directors. The approved share program did not imply any obligation on the part of the Group to acquire a specific number of shares.

On September 13, the Board of Directors of Grupo Supervielle S.A. approved modifying point 5 of the terms and conditions of the treasury share purchase plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of ARS 155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in effect as previously approved.

Subsequently, on December 27, 2022, the Board of Directors of Grupo Supervielle S.A. The Board approved modifying point 5 of the terms and conditions of the treasury share purchase plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of ARS 200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remained in effect as previously approved.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a new share buyback program for the Group in accordance with Article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program due to the current national macroeconomic context and considering that Grupo Supervielle's shares do not reflect the true value of the company's assets or their potential value.

The terms and conditions for acquiring treasury shares under the Program were as follows: (i) maximum investment amount: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of Grupo Supervielle's share capital, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

US$8.00 per ADR on the New York Stock Exchange; and (iv) acquisition period: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the period, which will be communicated to the public through the same medium.

Subsequently, on May 7, 2024, Grupo Supervielle approved modifying the terms and conditions of its treasury share purchase program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in effect as previously approved.”

The terms and conditions for the purchase of treasury shares under the Program were as follows: (i) maximum investment amount: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of Grupo Supervielle's share capital, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved modifications to the terms and conditions of its treasury stock purchase program as follows: “The maximum investment amount will be $8,000,000 (eight billion pesos) or the lesser amount resulting from the acquisition of up to 10% of the share capital, including, for the purpose of calculating said percentage, the shares that the Company already holds in its portfolio” and “The amount of the acquisitions may not exceed 25% of the average daily trading volume of the Company's shares during the previous 90 business days, in accordance with the provisions of Law No. 26,831. For the purpose of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily trading volume of the shares during the indicated period in the two markets in which it operates (Bolsas y Mercados Argentinos and the New York Stock Exchange).”

On July 8, 2024, Grupo Supervielle concluded its Treasury Share Purchase Program. Under the second program, Grupo Supervielle acquired a total of 4,940,665 Class B shares of ByMA, achieving 99.78% program execution and 1.0818% of the share capital. Grupo Supervielle acquired a total of 18,991,157 Class B shares, representing 4.1581% of the share capital.

In the statement of changes in equity, the par value of the repurchased shares is presented as "treasury shares" and its restatement as "comprehensive adjustment of treasury shares." The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is presented as "cost of treasury shares."

As of March 31, 2026, in accordance with the provisions of Article 67 of the Capital Markets Law No. 26,831 (and its amendments), 14,050,492 Class B ordinary shares, each with one vote, have been automatically cancelled. This cancellation is due to the fact that, having elapsed the period of three (3) years since their acquisition —carried out between August 3, 2022 and February 10, 2023, the aforementioned own shares remained in the portfolio without having been alienated nor having adopted an assembly resolution regarding their destination, as required by the applicable regulations.

The acquisition cost of these shares amounted to 14,277,296 thousand pesos. In accordance with the provisions of Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations (2013 and amendments), while these shares remain in treasury, there is a restriction on the distribution of unallocated profits and unrestricted reserves up to the amount of said cost.

As of the date of publication of these consolidated interim condensed financial statements, the share capital amounts to 442,671,830 pesos, represented by 61,738,188 Class A ordinary shares and 380,933,642 Class B ordinary shares. Grupo Supervielle also holds a total of 4,940,665 Class B ordinary shares in its portfolio, representing 1.1161% of the Group's share capital.

9.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of March 31, 2026.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

10.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the General Companies Law, the bylaws and Resolution N° 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments to the results of previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the share capital.

As a result of the program to buy own shares of March 31, 2026, the Company has 4,940,665 own shares in its portfolio. The cost of acquiring these amounted to 14,277,296 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) As long as these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of this cost.

11.	STOCK OPTIONS PLAN

On May 7, 2025, the Board of Directors of the Company approved a Stock Purchase Option Plan for certain employees and key officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The objective of the Plan is to align the performance of key officers with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

The aforementioned plan includes the following benefits paid to certain executives and employees, which are considered stock-based compensation:

a. Stock Option

A stock option grants the holder the right to purchase a certain number of shares at a predetermined price during a specified period. Under the Stock Option Plan, the Group may issue stock options for up to 17,707,000 Class B shares. As of March 31, 2026, the Issuer had granted options for 12,452,095 Class B shares at the exercise price and according to the vesting schedule specified in each grant agreement to certain key employees and directors of the Bank and other subsidiaries. As of March 31, 2026, 5,254,905 shares were available for future issuance under the Stock Option Plan.

Once granted, stock options may be exercised for up to 7 or 8 years, as applicable, from the date they are granted.

The following table shows the number of call options granted, cancelled, and the weighted average exercise price:

	03/31/2026
	Number of purchase options	Weighted average fair value per share
At the beginning of the period	13,132,218	1,249
Granted during the period	(680,123)	0,925
At the end of the period	12,452,095	1,198

	12/31/2025
	Number of purchase options	Weighted average fair value per share
At the beginning of the year	-	-
Granted during the year	13,132,218	1,249
At the end of the year	13,132,218	1,249

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The Group determines the value of the options to be granted using the Black & Sholes Model. The remaining life of the stock options is based on historical data and current expectations and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of the options granted during the year ended March 31, 2026, was 1,198.

In accordance with IFRS 2, stock purchase plans are classified as settled transactions on the grant date.

For the period ended March 31, 2026, the share-based payment expense recognized in the consolidated statement of profit or loss and other comprehensive income, related to the stock option plan, amounted to 1,126,753,

12.	ECONOMIC CONTEXT ON GROUP´S OPERATIONS

The Group operates in an economic environment that, after a period of marked volatility, shows a consolidation of macroeconomic stability, although structural challenges persist both domestically and in the complex international landscape.

Following the sharp slowdown observed during the 2024-2025 period, 2026 began with a moderation in the pace of disinflation. After ending 2025 with an annual price variation of approximately 31.6%, the first quarter of 2026 reflected the impact of adjustments to regulated prices and seasonal factors.

Specifically, as of March 2026, monthly inflation stood at 3.4%, accumulating 9.4% during the first three months of the year. Year-on-year inflation as of that date stood at 32.6%, demonstrating a consolidation of stability at levels significantly lower than the peaks recorded in 2023.

During 2025 and so far in 2026, the National Government has deepened its commitment to fiscal balance and zero monetary issuance. According to multilateral organizations such as the World Bank, GDP growth of 3.6% is projected for 2026, driven primarily by the mining, energy, and agribusiness sectors, within the framework of investment incentive programs.

The Group's Management continuously monitors the evolution of variables affecting its business to define its course of action and identify potential impacts on its equity and financial position. These separate condensed interim financial statements should be read in light of these circumstances.

13.	SUBSEQUENT EVENTS

On May 5, 2026, Banco Supervielle S.A. issued Class V negotiable bonds at a fixed interest rate of 3.25%, maturing on May 5, 2027 (12 months from the issuance and settlement date), with a nominal value of US$20,142.. The program was authorized by the National Securities Commission through Resolution No. 18,376, dated November 24, 2016.

The principal of the Class V Negotiable Bonds will be fully repaid in a single payment on the maturity date, and interest will be payable semi-annually on the following dates: November 5, 2026, and on the maturity date.

In addition to this and what is stated in note 8 to the consolidated interim condensed financial statements, there are no events or transactions that occurred between the closing date of the period and the date of issuance of the consolidated interim condensed financial statements that could significantly affect the equity and financial position or the results of the Company.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 03/31/2026	Book value 12/31/2025
OTHER DEBT SECURITIES
From the country
Measured at fair value with changes in ORI

Public bonds
Bono Rep. Argentina Usd Step Up 2030 – AL30	10,431	13,087

Private securities
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 - SPC10	190,050	394,102

Measurement at amortized cost
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2027 – TZXM7	1,865,262	1,841,115
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/10/2026 – TZXO6	479,573	472,641
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 31/03/2026 – TZXM6	-	1,539,464
Bono del Tesoro Nacional Cap En Pesos Vto 13/02/2026 - T13F6	-	670,409
Letra del Tesoro Nacional tasa TAM Vto 30/4/2026 – M30A6	6,984,730	7,066,018
Letra del Tesoro Nacional en $ ajust. CER a desc. Vto 29/5/26 – X29Y6	5,309,521	5,274,117
Letra del Tesoro Nacional en $ ajust. CER a desc. Vto 30/11/2026 – X30N6	972,250	-
Letra del Tesoro Nacional Cap. Vto. 17/07/2026 – S17L6	1,400,988	-

Total other debt securities	17,212,805	17,270,953

Total	17,212,805	17,270,953

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount 03/31/2026	Valor residual al 12/31/2025
	At the beginning of the period	Increases	Disposals	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the year	At the end of the period
Goodwill	29,839,624	-	-	29,839,624	(229,588)		-	-	(229,588)	29,610,036	29,610,036
Total	29,839,624	-	-	29,839,624	(229,588)		-	-	(229,588)	29,610,036	29,610,036

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	As of 03/31/2026	As of 12/31/2025
ASSETS
Cash and Due from Banks	109,432	201,360
Other Debs Securities	200,481	407,189
Other financial assets	3,383,624	3,908,413
TOTAL ASSETS	3,693,537	4,516,962

LIABILITIES
Other non-financial liabilities	210,777	98,640
TOTAL LIABILITIES	210,777	98,640

NET POSITION	3,482,760	4,418,322

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 27, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer